UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 31 December 2023
Commission File Number 1-06262

BP p.l.c.
(Translation of registrant’s name into English)

1 ST JAMES’S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NOS. 333-254751, 333-254751-01 AND 333-254751-02) OF BP p.l.c., BP CAPITAL MARKETS p.l.c. AND BP CAPITAL MARKETS AMERICA INC.; THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-273587) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-67206) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-79399) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-102583) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-103923) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-103924) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-119934) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123482) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123483) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-131583) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-131584) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-132619) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146868) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146870) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146873) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149778) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-173136) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-177423) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-179406) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-186462) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-186463) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-199015) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-200794) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-200795) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-200796) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-207188) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-207189) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-210316) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-210318) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-253287), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-254578) OF BP p.l.c. AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-270440) OF BP p.l.c. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

BP p.l.c. and subsidiaries
Form 6-K for the period ended 31 December 2023(a)

		Page
1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the period January-December 2023(b)	3-16, 28-35, 36-41

2.	Consolidated Financial Statements including Notes to Consolidated Financial Statements for the period January-December 2023	17-27

3.	Legal proceedings	36

4.	Cautionary statement	42

5.	Capitalization and Indebtedness	43

6.	Signatures	44
(a)In this Form 6-K, references to the full year 2023 and full year 2022 refer to the full-year periods ended 31 December 2023 and 31 December 2022 respectively. References to the fourth quarter 2023 and fourth quarter 2022 refer to the three-month periods ended 31 December 2023 and 31 December 2022 respectively.
(b)This discussion should be read in conjunction with the consolidated financial statements and related notes provided elsewhere in this Form 6-K and with the information, including the consolidated financial statements and related notes, in bp’s Annual Report on Form 20-F for the year ended 31 December 2022.

Group results fourth quarter and full year 2023

2023 : A year of delivery

Financial summary	Fourth	Fourth
	quarter	quarter	Year	Year
$ million	2023	2022	2023	2022
Profit (loss) for the period	436	11,161	15,880	(1,357)
Less: Non-controlling interests	65	358	641	1,130
Profit (loss) for the period attributable to bp shareholders	371	10,803	15,239	(2,487)
Inventory holding (gains) losses*, before tax	1,497	1,428	1,236	(1,351)
Taxation charge (credit) on inventory holding gains and losses	(342)	(362)	(292)	332
Replacement cost (RC) profit (loss)*	1,526	11,869	16,183	(3,506)
Net (favourable) adverse impact of adjusting items*, before tax	2,640	(9,660)	(1,143)	29,781
Taxation charge (credit) on adjusting items	(1,175)	2,598	(1,204)	1,378
Underlying RC profit*	2,991	4,807	13,836	27,653
Operating cash flow*	9,377	13,571	32,039	40,932
Capital expenditure*	(4,711)	(7,369)	(16,253)	(16,330)
Divestment and other proceeds(a)	300	614	1,843	3,123
Net cash issue (repurchase) of shares	(1,350)	(3,240)	(7,918)	(9,996)
Finance debt	51,954	46,944	51,954	46,944
Net debt*(b)	20,912	21,422	20,912	21,422
Total equity			85,493	82,990
Profit (loss) for the period attributable to bp shareholders divided by total equity (%)			17.8%	(3.0)%
Return on average capital employed (ROACE)* (%)			18.1%	30.5%
Adjusted EBITDA*	10,568	13,100	43,710	60,747
Adjusted EBIDA*			34,345	45,695
Announced dividend per ordinary share (cents per share)	7.270	6.610	28.420	24.082
Profit (loss) per ordinary share (cents)	2.20	59.43	87.78	(13.10)
Profit (loss) per ADS (dollars)	0.13	3.57	5.27	(0.79)
Underlying RC profit per ordinary share* (cents)	17.77	26.44	79.69	145.63
Underlying RC profit per ADS* (dollars)	1.07	1.59	4.78	8.74
(a)Divestment proceeds are disposal proceeds as per the condensed group cash flow statement. See page 5 for more information on other proceeds.
(b)See Note 9 for more information.

RC profit (loss), underlying RC profit (loss), net debt, ROACE, adjusted EBITDA, adjusted EBIDA, underlying RC profit per ordinary share and underlying RC profit per ADS are non-IFRS measures. Inventory holding (gains) losses and adjusting items are non-IFRS adjustments.
* For items marked with an asterisk throughout this document, definitions are provided in the Glossary on page 36.

Highlights
Profit $0.4 billion; underlying replacement cost profit* $3.0 billion

•Profit for the quarter attributable to bp shareholders was $0.4 billion, compared with $4.9 billion for the third quarter 2023 and $10.8 billion for the fourth quarter 2022. The result for the fourth quarter 2023 is adjusted for inventory holding losses* of $1.2 billion (net of tax) and a net adverse impact of adjusting items* of $1.5 billion (net of tax) to derive the underlying replacement cost profit. Adjusting items pre-tax include impairments of $4.6 billion, largely as a result of changes in the group's price and discount rate assumptions, activity phasing, economic forecasts (in particular related to the Gelsenkirchen refinery) and portfolio composition, and favourable fair value accounting effects* of $2.6 billion.
•Underlying replacement cost profit for the quarter was $3.0 billion, compared with $3.3 billion for the previous quarter. Compared to the third quarter 2023, the result reflects a strong gas marketing and trading result, higher oil realizations including the favourable impact of price-lags on Gulf of Mexico and UAE realizations, higher gas realizations, significantly lower industry refining margins albeit with a smaller decrease in realized refining margins, a weak oil trading result, higher exploration write-offs, and a higher level of refining turnaround activity. The underlying replacement cost profit for the fourth quarter 2022 was $4.8 billion.

Operating cash flow* $9.4 billion; finance debt $52.0 billion and net debt* reduced to $20.9 billion

•Operating cash flow in the quarter was $9.4 billion, compared with $13.6 billion for the same period of 2022.
•Capital expenditure* in the fourth quarter was $4.7 billion and total 2023 capital expenditure, including inorganic capital expenditure* was $16.3 billion. Capital expenditure for the fourth quarter and full year 2022 was $7.4 billion and $16.3 billion respectively.
•The $1.5 billion share buyback programme announced with the third quarter results was completed on 2 February 2024.
•Finance debt at the end of the quarter was $52.0 billion, compared with $46.9 billion at the end of the fourth quarter 2022. Net debt was reduced by $1.4 billion to $20.9 billion at the end of the fourth quarter. Net debt was $21.4 billion at the end of the fourth quarter 2022.

Further $1.75 billion share buyback announced for 4Q23; $3.5 billion for first half 2024

•A resilient dividend is bp’s first priority within its disciplined financial frame, underpinned by a cash balance point* of around $40 per barrel Brent, $11 per barrel RMM and $3 per mmBtu Henry Hub (all 2021 real). For the fourth quarter, bp has announced a dividend per ordinary share of 7.270 cents, up 10% from the fourth quarter of 2022.
•bp is committed to maintaining a strong investment grade credit rating. Through the cycle, we are targeting to further improve our credit metrics within an 'A' grade credit range.
•bp continues to invest with discipline and a returns focused approach in our transition growth engines* and in our oil, gas and refining businesses. For 2024 and 2025 we expect capital expenditure of around $16 billion per annum, in line with our medium term target of $14-18 billion.
•Related to the fourth quarter results, bp intends to execute a $1.75 billion share buyback prior to reporting first quarter results. Furthermore, bp is committed to announcing $3.5 billion for the first half of 2024. At current market conditions and subject to maintaining a strong investment grade credit rating, bp plans share buybacks of at least $14 billion through 2025 as part of our commitment, on a point forward basis, to returning at least 80% of surplus cash flow* to shareholders.
•In setting the dividend per ordinary share and buyback each quarter, the board will continue to take into account factors including the cumulative level of and outlook for surplus cash flow, the cash balance point and maintaining a strong investment grade credit rating.

Continued progress in transformation to an integrated energy company

•In resilient hydrocarbons, bp announced the start-up of major project* Seagull, expected to add around 15 thousand barrels of oil equivalent per day of net production by 2025. In Gulf of Mexico bp sanctioned Argos Southwest Expansion project and expansion of the Great White development project. In Brazil, bp was awarded the Tupinambá block located in the Santos pre-salt basin.Under aim 4, we met our first goal of deploying our methane measurement approach to all our operated upstream oil and gas assets by the end of 2023.
•In convenience and mobility, bp continued to progress its convenience strategy, delivering a record convenience gross margin* for a fourth quarter, bringing full year to 9%(a)(b) excluding TravelCenters of America, underpinned by customer offers driving stronger margin mix, continued roll-out of strategic conveniences sites*, and strategic convenience partnerships. bp and Iberdrola formed a joint venture to accelerate EV charging infrastructure roll-out in Spain and Portugal, with plans to invest up to €1 billion and install 5,000 fast EV charge points* by 2025 and around 11,700 by 2030.
•In low carbon energy, bp has agreed to acquire the 50.03% interest it does not already own in Lightsource bp, one of the world’s leading developers and operator of utility-scale solar and battery storage assets. This transaction is expected to complete in the second half of 2024, subject to regulatory approvals.
•In November, bp announced that it will be expanding the use of generative AI through the use of Copilot for Microsoft 365 - bp is one of the first companies globally to act as a launch partner for 'intelligent AI assistant'.

(a)Convenience gross margins are at constant foreign exchange – values are at end 2023 foreign exchange rates, excluding TravelCenters of America and adjusting for other portfolio changes.

(b)	Nearest equivalent IFRS measure to convenience gross margin:
Replacement cost profit (loss) before interest and tax for the customers & products segment is -52% for 2023 compared with 2022.

The commentary above contains forward-looking statements and should be read in conjunction with the cautionary statement on page 42.

Financial results
In addition to the highlights on page 4:
•Profit attributable to bp shareholders in the fourth quarter and full year was $0.4 billion and $15.2 billion respectively, compared with a profit of $10.8 billion and a loss of $2.5 billion in the same periods of 2022.
–After adjusting profit attributable to bp shareholders for inventory holding losses* and net impact of adjusting items*, underlying replacement cost profit* for the fourth quarter and full year was $3.0 billion and $13.8 billion respectively, compared with $4.8 billion and $27.7 billion for the same periods of 2022. This reduction in underlying replacement cost profit for the fourth quarter mainly reflects lower realizations and the impact of significantly lower refining margins, partially offset by a strong gas marketing and trading result. For the full year, the reduction reflects lower realizations, the impact of portfolio changes, the impact of lower refining margins and a lower oil trading performance.
–Adjusting items in the fourth quarter and full year had a net adverse pre-tax impact of $2.6 billion and a net favourable pre-tax impact of $1.1 billion respectively, compared with a favourable pre-tax impact of $9.7 billion and an adverse pre-tax impact of $29.8 billion in the same periods of 2022.
–Adjusting items for the fourth quarter and full year of 2023 include a favourable impact of pre-tax fair value accounting effects*, relative to management's internal measure of performance, of $2.6 billion and $9.4 billion respectively, compared with a favourable pre-tax impact of $13.2 billion and an adverse pre-tax impact of $3.5 billion in the same periods of 2022. This is primarily due to a decline in the forward price of LNG during 2023. Under IFRS, reported earnings include the mark-to-market value of the hedges used to risk-manage LNG contracts, but not of the LNG contracts themselves. The underlying result includes the mark-to-market value of the hedges but also recognizes changes in value of the LNG contracts being risk managed.
–Adjusting items for the fourth quarter and full year of 2023 also include net impairment charges (including impairment charges reported through equity-accounted earnings) of $4.6 billion and $7.0 billion, compared with net impairment charges of $3.8 billion and $18.6 billion in the same periods of 2022. The fourth quarter 2023 impairments have arisen largely as a result of changes in the group's price and discount rate assumptions, activity phasing, economic forecasts (in particular related to the Gelsenkirchen refinery) and portfolio composition. For further details on the impairment charges see Note 3.
–Adjusting items for the full year 2022 include a pre-tax charge of $24.0 billion relating to bp’s decision to exit its 19.75% shareholding in Rosneft. A further $1.5 billion pre-tax charge relating to bp's decision to exit its other businesses with Rosneft in Russia is also included.
•The effective tax rate (ETR) on the profit or loss before taxation for the fourth quarter and full year was 60% and 33% respectively, compared with 34% and 109% for the same periods in 2022. The ETR on RC profit or loss* for the fourth quarter and full year was 39% and 33% respectively, compared with 33% and 117% for the same periods in 2022. Excluding adjusting items, the underlying ETR* for the fourth quarter and full year was 42% and 39% respectively, compared with 40% and 34% for the same periods a year ago. The higher underlying ETR for the full year reflects changes in the geographical mix of profits and the increased impact of the UK Energy Profits Levy. ETR on RC profit or loss and underlying ETR are non-IFRS measures.
•Operating cash flow* for the fourth quarter and full year was $9.4 billion and $32.0 billion respectively, compared with $13.6 billion and $40.9 billion for the same periods in 2022 driven by the movements in underlying replacement cost profit and working capital in the periods.
•Capital expenditure* in the fourth quarter and full year was $4.7 billion and $16.3 billion respectively, compared with $7.4 billion and $16.3 billion in the same periods of 2022. The full year 2023 reflected the inorganic capital expenditure* of $1.1 billion for the acquisition of TravelCenters of America in the second quarter 2023. Full year 2022 included $3.0 billion in respect of the Archaea Energy acquisition.
•Total divestment and other proceeds for the fourth quarter and full year were $0.3 billion and $1.8 billion respectively, compared with $0.6 billion and $3.1 billion for the same periods in 2022. Other proceeds for full year 2023 were $0.5 billion of proceeds from the sale of a 49% interest in a controlled affiliate holding certain midstream assets onshore US. Other proceeds for full year 2022 were $0.6 billion of proceeds from the disposal of a loan note related to the Alaska divestment.
•Finance debt at the end of the fourth quarter was $52.0 billion, compared to $48.8 billion at the end of the third quarter 2023 and $46.9 billion at the end of the fourth quarter 2022. At the end of the fourth quarter, net debt* was $20.9 billion, compared with $22.3 billion at the end of the third quarter 2023 and $21.4 billion at the end of the fourth quarter 2022.

Analysis of RC profit (loss) before interest and tax and reconciliation to profit (loss) for the period

	Fourth	Fourth
	quarter	quarter	Year	Year
$ million	2023	2022	2023	2022
RC profit (loss) before interest and tax
gas & low carbon energy	2,169	16,439	14,080	14,696
oil production & operations	1,879	1,688	11,191	19,721
customers & products	(554)	771	4,230	8,869
other businesses & corporate	(16)	103	(903)	(26,737)
Of which:
other businesses & corporate excluding Rosneft	(16)	103	(903)	(2,704)
Rosneft	—	—	—	(24,033)
Consolidation adjustment – UPII*	95	147	(14)	139
	3,573	19,148	28,584	16,688
Finance costs and net finance expense relating to pensions and other post-retirement benefits	(977)	(818)	(3,599)	(2,634)
Taxation on a RC basis	(1,005)	(6,103)	(8,161)	(16,430)
Non-controlling interests	(65)	(358)	(641)	(1,130)
RC profit (loss) attributable to bp shareholders*	1,526	11,869	16,183	(3,506)
Inventory holding gains (losses)*	(1,497)	(1,428)	(1,236)	1,351
Taxation (charge) credit on inventory holding gains and losses	342	362	292	(332)
Profit (loss) for the period attributable to bp shareholders	371	10,803	15,239	(2,487)
Analysis of underlying RC profit (loss) before interest and tax

	Fourth	Fourth
	quarter	quarter	Year	Year
$ million	2023	2022	2023	2022
Underlying RC profit (loss) before interest and tax
gas & low carbon energy	1,777	3,148	8,722	16,063
oil production & operations	3,549	4,428	12,781	20,224
customers & products	803	1,902	6,413	10,789
other businesses & corporate	(97)	(306)	(866)	(1,171)
Of which:
other businesses & corporate excluding Rosneft	(97)	(306)	(866)	(1,171)
Rosneft	—	—	—	—
Consolidation adjustment – UPII	95	147	(14)	139
	6,127	9,319	27,036	46,044
Finance costs and net finance expense relating to pensions and other post-retirement benefits	(891)	(649)	(3,194)	(2,209)
Taxation on an underlying RC basis	(2,180)	(3,505)	(9,365)	(15,052)
Non-controlling interests	(65)	(358)	(641)	(1,130)
Underlying RC profit attributable to bp shareholders*	2,991	4,807	13,836	27,653
Reconciliations of underlying RC profit attributable to bp shareholders to the nearest equivalent IFRS measure are provided on page 3 for the group and on pages 8-16 for the segments.

Operating Metrics

Operating metrics	Year 2023	vs Year 2022
Tier 1 and tier 2 process safety events*(a)	39	-11
Reported recordable injury frequency*(a)	0.274	+46.7%
upstream* production(b) (mboe/d)	2,313	+2.6%
upstream unit production costs*(c) ($/boe)	5.78	-4.8%
bp-operated upstream plant reliability*	95.0%	-1.0
bp-operated refining availability*(b)	96.1%	1.6
(a)In 2023, bp acquired the US-based TravelCenters of America (TA) business. At the time of publication, TA reporting processes were still being integrated into bp’s reporting processes and as such, TA performance data is not included in reported data for 2023.
(b)See Operational updates on pages 8, 11 and 13. Because of rounding, upstream production may not agree exactly with the sum of gas & low carbon energy and oil production & operations.
(c)Mainly reflecting impact of portfolio changes.

Reserves replacement ratio*
The organic reserves replacement ratio on a combined basis of subsidiaries and equity-accounted entities was 47% for the year (2022 20%). The increase is largely due to additions in BPX Energy in the US and in the Middle East.

Outlook & Guidance
1Q24 guidance
•Looking ahead, bp expects first quarter 2024 reported upstream* production to be higher compared to fourth-quarter 2023.
•In its customers business, bp expects seasonally lower volumes across most businesses and the absence of one-off positive effects from the fourth quarter. In addition, bp expects fuels margins to remain sensitive to movements in cost of supply.
•In products, bp expects a significantly lower level of refinery turnaround activity compared to the fourth quarter. In addition, bp expects lower industry refining margins, with a larger reduction in realized margins due to narrower North American heavy crude oil differentials.
2024 guidance
In addition to the guidance on page 4:
•bp expects both reported and underlying upstream production* to be slightly higher compared with 2023. Within this, bp expects underlying production from oil production & operations to be higher and production from gas & low carbon energy to be lower.
•In its customers business, bp expects continued growth from convenience, including a full year contribution from TravelCenters of America; a stronger contribution from Castrol underpinned by volume growth in focus markets; and continued margin growth from bp pulse driven by higher energy sold. In addition, bp expects fuels margins to remain sensitive to the cost of supply.
•In products, bp expects a lower level of industry refining margins, with realized margins impacted by narrower North American heavy crude oil differentials. bp expects refinery turnaround activity to have a similar impact on both throughput and financial performance compared to 2023, with phasing of activity in 2024 heavily weighted towards the second half.
•bp expects the other businesses & corporate underlying annual charge to be around $1.0 billion for 2024. The charge may vary from quarter to quarter.
•bp expects the depreciation, depletion and amortization to be slightly higher than 2023.
•bp expects the underlying ETR* for 2024 to be around 40% but it is sensitive to the impact that volatility in the current price environment may have on the geographical mix of the group’s profits and losses.
•bp expects capital expenditure* of around $16 billion, weighted to the first half.
•bp expects divestment and other proceeds of $2-3 billion in 2024, weighted towards the second half. Having realized $17.8 billion of divestment and other proceeds since the second quarter of 2020, bp continues to expect to reach $25 billion of divestment and other proceeds between the second half of 2020 and 2025.
•bp expects Gulf of Mexico oil spill payments for the year to be around $1.2 billion pre-tax including $1.1 billion pre-tax to be paid during the second quarter.

The commentary above contains forward-looking statements and should be read in conjunction with the cautionary statement on page 42.

gas & low carbon energy*
Financial results
•The replacement cost (RC) profit before interest and tax for the fourth quarter and full year was $2,169 million and $14,080 million respectively, compared with $16,439 million and $14,696 million for the same periods in 2022. The fourth quarter and full year are adjusted by a favourable impact of net adjusting items* of $392 million and $5,358 million respectively, compared with a favourable impact of net adjusting items of $13,291 million and an adverse impact of $1,367 million for the same periods in 2022. Adjusting items include impacts of fair value accounting effects*, relative to management's internal measure of performance, which are a favourable impact of $1,887 million and $8,859 million for the fourth quarter and full year in 2023 and a favourable impact of $12,502 million and an adverse impact of $1,811 million for the same periods in 2022. Under IFRS, reported earnings include the mark-to-market value of the hedges used to risk-manage LNG contracts, but not of the LNG contracts themselves. The underlying result includes the mark-to-market value of the hedges but also recognizes changes in value of the LNG contracts being risk managed. Adjusting items also include net impairment charges, see Note 3 for further information.
•After adjusting RC profit before interest and tax for adjusting items, the underlying RC profit before interest and tax* for the fourth quarter and full year was $1,777 million and $8,722 million respectively, compared with $3,148 million and $16,063 million for the same periods in 2022.
•The underlying RC profit for the fourth quarter, compared with the same period in 2022, reflects lower realizations and lower production, partially offset by a strong gas marketing and trading result. The underlying RC profit for the full year, compared with 2022, reflects lower realizations, and a higher depreciation, depletion and amortization charge.
Operational update
•Reported production for the quarter was 899mboe/d, 6.0% lower than the same period in 2022. Underlying production* was 3.8% lower, mainly due to base decline, particularly in Egypt, partly offset by major project* delivery.
•Reported production for the full year was 929mboe/d, 2.9% lower than the same period in 2022. Underlying production was 2.3% lower, mainly due to base decline, partly offset by major project delivery.
•Renewables pipeline* at the end of the quarter was 58.3GW (bp net), including 19.3GW bp net share of Lightsource bp's (LSbp's) pipeline. The renewables pipeline increased by 21.1GW net during the full year, including bp being awarded the rights to develop two North Sea offshore wind projects in Germany (4GW), increases to LSbp's pipeline (5.3GW), and an increase in dedicated hydrogen renewables (12.4GW). In addition, there is over 12GW (bp net) of early stage opportunities in LSbp's hopper.
Strategic progress
gas
•On 5 December, bp announced the restructuring of the ownership and commercial framework of the Atlantic LNG joint venture with its partners Shell and the National Gas Company of Trinidad & Tobago. The restructuring helps provide the certainty required for sanctioning the next wave of upstream gas projects and secures the long term LNG equity offtake for shareholders including bp.
•On 18 January the government of the Republic of Senegal approved bp’s exit from the Cayar Offshore Profond production sharing contract and designation of Kosmos Energy as the Operator of the Yakaar-Teranga gas resource.
•On 16 November, bp signed a 9-year sales and purchase agreement (SPA) with State-owned Oman LNG to buy one million metric tonnes per annum of LNG starting 2026.

low carbon energy
•During the quarter, we secured US Department of Energy funding confirmation for the MachH2 Hub hydrogen project in the US Midwest.
•On 25 January 2024 bp and Equinor announced they had signed an agreement under which they will restructure their investments in their US offshore wind projects. Subject to approvals, bp will assume full ownership of the Beacon projects and Equinor the Empire projects. bp will independently pursue future US offshore wind opportunities.
•On 30 November bp announced it has agreed to acquire the remaining 50.03% of Lightsource bp. LSbp is one of the world’s leading developers and operator of utility-scale solar and battery storage assets, with 1,200 employees in 19 countries. The acquisition includes LSbp’s hopper of 38GW renewables pipeline and an additional 25GW of early stage opportunities. The transaction is expected to close in the second half of 2024, subject to regulatory approvals.
•On 17 January 2024 bp announced it has agreed to acquire GETEC ENERGIE GmbH, a leading independent supplier of energy to commercial and industrial customers in Germany.

gas & low carbon energy (continued)

	Fourth	Fourth
	quarter	quarter	Year	Year
$ million	2023	2022	2023	2022
Profit before interest and tax	2,169	16,429	14,081	14,688
Inventory holding (gains) losses*	—	10	(1)	8
RC profit before interest and tax	2,169	16,439	14,080	14,696
Net (favourable) adverse impact of adjusting items	(392)	(13,291)	(5,358)	1,367
Underlying RC profit before interest and tax	1,777	3,148	8,722	16,063
Taxation on an underlying RC basis	(746)	(1,163)	(2,730)	(4,367)
Underlying RC profit before interest	1,031	1,985	5,992	11,696

	Fourth	Fourth
	quarter	quarter	Year	Year
$ million	2023	2022	2023	2022
Depreciation, depletion and amortization
Total depreciation, depletion and amortization	1,290	1,373	5,680	5,008

Exploration write-offs
Exploration write-offs	349	(6)	362	2

Adjusted EBITDA*(a)
Total adjusted EBITDA	3,416	4,515	14,764	21,073

Capital expenditure*
gas	848	1,032	3,025	3,227
low carbon energy	478	577	1,256	1,024
Total capital expenditure	1,326	1,609	4,281	4,251
(a)A reconciliation to RC profit before interest and tax is provided on page 33.

	Fourth	Fourth
	quarter	quarter	Year	Year
	2023	2022	2023	2022
Production (net of royalties)(b)
Liquids* (mb/d)	99	121	105	118
Natural gas (mmcf/d)	4,637	4,844	4,778	4,866
Total hydrocarbons* (mboe/d)	899	956	929	957
Of which equity-accounted entities:
Liquids (mb/d)	2	2	2	2
Natural gas (mmcf/d)	—	—	—	—
Total hydrocarbons (mboe/d)	2	2	2	2

Average realizations*(c)
Liquids ($/bbl)	78.87	80.50	77.03	89.86
Natural gas ($/mcf)	6.18	9.40	6.13	8.91
Total hydrocarbons* ($/boe)	40.17	57.60	40.21	56.34
(b)Includes bp’s share of production of equity-accounted entities in the gas & low carbon energy segment.
(c)Realizations are based on sales by consolidated subsidiaries only – this excludes equity-accounted entities.

gas & low carbon energy (continued)

	31 December 2023	31 December 2022

low carbon energy(d)

Renewables (bp net, GW)
Installed renewables capacity*	2.7	2.2

Developed renewables to FID*	6.2	5.8
Renewables pipeline	58.3	37.2
of which by geographical area:
Renewables pipeline – Americas	18.8	17.0
Renewables pipeline – Asia Pacific	21.3	11.8
Renewables pipeline – Europe	14.6	8.3
Renewables pipeline – Other	3.5	0.1
of which by technology:
Renewables pipeline – offshore wind	9.3	5.2
Renewables pipeline – onshore wind	12.7	6.3
Renewables pipeline – solar	36.3	25.7
Total Developed renewables to FID and Renewables pipeline	64.5	43.0
(d)Because of rounding, some totals may not agree exactly with the sum of their component parts.

oil production & operations
Financial results
•The replacement cost (RC) profit before interest and tax for the fourth quarter and full year was $1,879 million and $11,191 million respectively, compared with $1,688 million and $19,721 million for the same periods in 2022. The fourth quarter and full year are adjusted by an adverse impact of net adjusting items* of $1,670 million and $1,590 million respectively, mainly relating to net impairment charges (see Note 3), compared with an adverse impact of net adjusting items of $2,740 million and $503 million for the same periods in 2022.
•After adjusting items, the underlying RC profit before interest and tax* for the fourth quarter and full year was $3,549 million and $12,781 million respectively, compared with $4,428 million and $20,224 million for the same periods in 2022.
•The underlying RC profit for the fourth quarter, compared with the same period in 2022, primarily reflects the impact of lower realizations. The underlying RC profit for the full year, compared with the same period in 2022, reflects lower realizations, and the impact of portfolio changes, partly offset by higher volumes.
Operational update
•Reported production for the quarter was 1,421mboe/d, 8.6% higher than the fourth quarter of 2022. Underlying production* for the quarter was 8.5% higher compared with the fourth quarter of 2022 reflecting bpx energy performance and major projects*.
•Reported production for the full year was 1,383mboe/d, 6.7% higher than the same period of 2022. Underlying production for the full year was 6.3% higher compared with the same period of 2022 reflecting bpx energy performance and major projects and base performance.
Strategic Progress
•In October bp, with partners Neptune Energy and JAPEX, successfully started production from the Seagull oil and gas field in the UK North Sea. Seagull is a four-well development tied back to the Eastern Trough Area Project (ETAP) hub (bp 50% operator).
•The first of two wells for the Murlach oil and gas field in the UK North Sea were spudded in October, following regulatory approval of the field development plan in September (bp 80% operator).
•bp and its partners approved the development of the Argos Southwest Extension project in the Gulf of Mexico which will be a three well subsea tie-back to the Argos platform (bp operator 60.5%).
•Partners approved the expansion of the Shell operated Great White development in the Gulf of Mexico through a phased three well campaign (bp 33.33%).
•In November, bpx energy production surpassed 400mboe/d, up more than 25% versus fourth-quarter 2022 levels with contributions across each operating basin. bpx energy remains on track to deliver 2025 volumes 30 to 40% higher than 2022 levels.
•bp was the apparent high bidder on 24 lease blocks in the Gulf of Mexico lease sale 261 held on 20 December 2023.
•In December bp was awarded operatorship of the Tupinamba block, in the Santos Pre Salt Basin, in Brazil.
•Our Angolan 50:50 joint venture with Eni, Azule Energy, progressed with four new exploration agreements in blocks adjacent to existing operations (46, 47, 14/23 and 18/15).

	Fourth	Fourth
	quarter	quarter	Year	Year
$ million	2023	2022	2023	2022
Profit before interest and tax	1,879	1,686	11,191	19,714
Inventory holding (gains) losses*	—	2	—	7
RC profit before interest and tax	1,879	1,688	11,191	19,721
Net (favourable) adverse impact of adjusting items	1,670	2,740	1,590	503
Underlying RC profit before interest and tax	3,549	4,428	12,781	20,224
Taxation on an underlying RC basis	(1,433)	(2,015)	(5,998)	(9,143)
Underlying RC profit before interest	2,116	2,413	6,783	11,081

oil production & operations (continued)

	Fourth	Fourth
	quarter	quarter	Year	Year
$ million	2023	2022	2023	2022
Depreciation, depletion and amortization
Total depreciation, depletion and amortization	1,563	1,383	5,692	5,564

Exploration write-offs
Exploration write-offs	32	73	384	383

Adjusted EBITDA*(a)
Total adjusted EBITDA	5,144	5,884	18,857	26,171

Capital expenditure*
Total capital expenditure	1,636	1,430	6,278	5,278
(a)A reconciliation to RC profit before interest and tax is provided on page 33.

	Fourth	Fourth
	quarter	quarter	Year	Year
	2023	2022	2023	2022
Production (net of royalties)(b)
Liquids* (mb/d)	1,024	966	1,010	952
Natural gas (mmcf/d)	2,305	1,989	2,165	1,998
Total hydrocarbons* (mboe/d)	1,421	1,309	1,383	1,297
Of which equity-accounted entities:
Liquids (mb/d)	263	246	269	176
Natural gas (mmcf/d)	409	426	432	436
Total hydrocarbons (mboe/d)	333	320	343	251

Average realizations*(c)
Liquids ($/bbl)	76.22	80.43	72.09	89.62
Natural gas ($/mcf)	3.65	10.20	4.17	10.46
Total hydrocarbons ($/boe)	59.69	74.60	58.34	82.23
(b)Includes bp’s share of production of equity-accounted entities in the oil production & operations segment. Full year 2022 includes bp’s share of production of Russia joint ventures.
(c)Realizations are based on sales by consolidated subsidiaries only – this excludes equity-accounted entities.

customers & products
Financial results
•The replacement cost (RC) result before interest and tax for the fourth quarter and full year was a loss of $554 million and a profit of $4,230 million respectively, compared with a profit of $771 million and $8,869 million for the same periods in 2022. The fourth quarter and full year are adjusted by an adverse impact of net adjusting items* of $1,357 million and $2,183 million respectively, mainly relating to an impairment of the Gelsenkirchen refinery (see Note 3), compared with an adverse impact of net adjusting items of $1,131 million and $1,920 million for the same periods in 2022. Adjusting items include impacts of fair value accounting effects*, relative to management's internal measure of performance, which are a favourable impact of $144 million for the quarter and an adverse impact of $86 million for the full year in 2023, compared with a favourable impact of $189 million and an adverse impact of $309 million for the same periods in 2022.
•After adjusting items, the underlying RC profit before interest and tax* for the fourth quarter and full year was $803 million and $6,413 million respectively, compared with $1,902 million and $10,789 million for the same periods in 2022.
•The customers & products result for the fourth quarter was lower than the same period in 2022, primarily reflecting the impact of significantly lower refining margins and a lower contribution from oil trading, partly offset by significantly lower turnaround impacts and a stronger customers performance. The result for the full year was significantly lower than the same period in 2022, primarily reflecting the impact of lower refining margins and a lower oil trading performance.
•customers – the convenience and mobility result, excluding Castrol, for the fourth quarter was higher than the same period in 2022, with the benefit of higher fuels margins, a strong aviation result underpinned by higher volumes and margins, and continued strong growth in convenience. The fourth quarter and full year results were also impacted by higher costs, including increased expenditure in our transition growth engines*, inflationary impacts and increased depreciation.
The Castrol result for the fourth quarter was higher compared to the same period in 2022, primarily due to higher margins underpinned by lower cost of supply and higher volumes, with the fourth quarter of 2022 impacted by COVID restrictions, notably in China.
•products – the products results for the fourth quarter and full year were lower compared with the same periods in 2022. In refining, the result for the fourth quarter reflected significantly lower industry refining margins, partially offset by a significantly lower impact from turnaround and maintenance activity. The full year result was primarily impacted by significantly lower industry refining margins, higher turnaround activity albeit with a lower margin impact, partly offset by a lower level of maintenance activity. The oil trading contribution for the fourth quarter was weak compared to the average result in the same period last year. The full year result was also lower, as the first half of 2022 benefited from an exceptionally strong oil trading performance.
Operational update
•bp-operated refining availability* for the fourth quarter and full year was 96.1%, higher compared with 95.0% and 94.5% for the same periods in 2022 due to a lower level of maintenance activity. Utilization for the fourth quarter and full year, adjusted for portfolio changes, was lower than the same periods in 2022, with the fourth quarter utilization impacted by higher turnaround activity.
Strategic progress
•Strong underlying convenience gross margin* delivery with around 9%(a)(b) year over year growth, underpinned by customer offers driving stronger margin mix, continued roll-out of strategic convenience sites*, and strategic convenience partnerships.
•In November, bp entered into an agreement to sell its Türkiye ground fuels business to Petrol Ofisi. This includes the group's interest in three joint venture terminals in Türkiye. Completion of the sale is subject to regulatory approvals.
•EV charge points* installed and energy sold in the year grew by around 35% and 150% respectively, compared to 2022, with charge points now over 29,000. In addition, on 1 December bp and Iberdrola formed a joint venture to accelerate EV charging infrastructure roll-out in Spain and Portugal, with plans to invest up to €1 billion and install 5,000 fast(c) EV charge points by 2025 and around 11,700 by 2030; and in China, bp continues to invest in fast growing southern districts, and in January acquired 3,000 charge points through the bp Xiajou joint venture.
•In November, Air bp collaborated with Virgin Atlantic, Rolls Royce, Boeing, and others, to fuel the first 100% sustainable aviation fuel (SAF) transatlantic flight by a commercial airline. The SAF was a blend derived from inputs supplied by Air bp and Virent. Together, this enabled up to 70% lifecycle carbon emission savings compared to the conventional jet fuel it replaces.
•In Castrol, our market leading position in advanced EV-fluids was further strengthened, now three out of four of the world’s major vehicle manufacturers use Castrol ON products as part of their factory fill(d). In addition, Castrol has continued to grow its independent branded workshops, adding around 4,500 workshops in 2023, compared to 2022, with workshops now over 34,000 in total.
•In December, bp’s Archaea Energy announced it had brought two more renewable natural gas plants online, the Monty plant in Kentucky and the Red Top plant in California.

(a)	Nearest equivalent IFRS measure to convenience gross margin:
Replacement cost profit (loss) before interest and tax for the customers & products segment is -52% for 2023 compared with 2022.
(a)At constant foreign exchange – values are at end 2023 foreign exchange rates, excluding TravelCenters of America and adjusted for other portfolio changes.
(b)“fast charging” includes rapid charging ≥50kW and ultra-fast charging ≥150kW.
(c)Based on GlobalData report for 2023 for top 20 selling global OEMs (total new vehicles sales).

customers & products (continued)

	Fourth	Fourth
	quarter	quarter	Year	Year
$ million	2023	2022	2023	2022
Profit (loss) before interest and tax	(2,051)	(645)	2,993	10,235
Inventory holding (gains) losses*	1,497	1,416	1,237	(1,366)
RC profit (loss) before interest and tax	(554)	771	4,230	8,869
Net (favourable) adverse impact of adjusting items	1,357	1,131	2,183	1,920
Underlying RC profit before interest and tax	803	1,902	6,413	10,789
Of which:(a)
customers – convenience & mobility	882	628	2,644	2,966
Castrol – included in customers	213	70	730	700
products – refining & trading	(79)	1,274	3,769	7,823
Taxation on an underlying RC basis	(239)	(400)	(1,454)	(2,308)
Underlying RC profit before interest	564	1,502	4,959	8,481
(a)A reconciliation to RC profit before interest and tax by business is provided on page 32.

	Fourth	Fourth
	quarter	quarter	Year	Year
$ million	2023	2022	2023	2022
Adjusted EBITDA*(b)
customers – convenience & mobility	1,348	962	4,380	4,252
Castrol – included in customers	256	110	897	853
products – refining & trading	397	1,681	5,581	9,407
	1,745	2,643	9,961	13,659

Depreciation, depletion and amortization
Total depreciation, depletion and amortization	942	741	3,548	2,870

Capital expenditure*
customers – convenience & mobility	790	694	3,135	1,779
Castrol – included in customers	90	98	262	235
products – refining & trading(c)	813	3,455	2,118	4,473
Total capital expenditure	1,603	4,149	5,253	6,252
(b)A reconciliation to RC profit before interest and tax by business is provided on page 32.
(c)Fourth quarter and full year 2022 include $3,030 million in respect of the Archaea Energy acquisition.

Retail(d)	Fourth	Fourth
	quarter	quarter	Year	Year
	2023	2022	2023	2022
bp retail sites* – total (#)	21,100	20,650	21,100	20,650
Strategic convenience sites*	2,850	2,400	2,850	2,400
(d)Reported to the nearest 50.

Marketing sales of refined products (mb/d)	Fourth	Fourth
	quarter	quarter	Year	Year
	2023	2022	2023	2022
US	1,205	1,126	1,210	1,136
Europe	1,037	1,069	1,040	1,021
Rest of World	465	461	468	456
	2,707	2,656	2,718	2,613
Trading/supply sales of refined products	355	325	358	350
Total sales volume of refined products	3,062	2,981	3,076	2,963

customers & products (continued)

Refining marker margin*	Fourth	Fourth
	quarter	quarter	Year	Year
	2023	2022	2023	2022
bp average refining marker margin (RMM)(e) ($/bbl)	18.5	32.2	25.8	33.1
(e)The RMM in the quarter is calculated based on bp’s current refinery portfolio. On a comparative basis, the fourth quarter and full year 2022 RMM would be $32.2/bbl and $33.1/bbl respectively.

Refinery throughputs (mb/d)	Fourth	Fourth
	quarter	quarter	Year	Year
	2023	2022	2023	2022
US	634	615	662	678
Europe	678	763	749	804
Rest of World	—	—	—	22
Total refinery throughputs	1,312	1,378	1,411	1,504
bp-operated refining availability* (%)	96.1	95.0	96.1	94.5

other businesses & corporate
Other businesses & corporate comprises innovation & engineering, bp ventures, Launchpad, regions, corporates & solutions, our corporate activities & functions and any residual costs of the Gulf of Mexico oil spill. It also includes Rosneft results up to 27 February 2022.
Financial results
•The replacement cost (RC) loss before interest and tax for the fourth quarter and full year was $16 million and $903 million respectively, compared with a profit of $103 million and a loss of $26,737 million for the same periods in 2022. The fourth quarter and full year are adjusted by a favourable impact of net adjusting items* of $81 million and an adverse impact of $37 million respectively, compared with a favourable impact of net adjusting items of $409 million and an adverse impact of $25,566 million for the same periods in 2022. Adjusting items include impacts of fair value accounting effects* which are a favourable impact of $579 million for the quarter and a favourable impact of $630 million for the full year in 2023, and a favourable impact of $515 million and an adverse impact of $1,381 million for the same periods in 2022. Adjusting items also include impacts of environmental charges which are an adverse impact of $565 million for the quarter. The adjusting items for the full year in 2022 mainly relate to Rosneft.
•After adjusting RC loss for net adjusting items, the underlying RC loss before interest and tax* for the fourth quarter and full year was $97 million and $866 million respectively, compared with a loss of $306 million and $1,171 million for the same periods in 2022, mainly reflecting foreign exchange impacts for the fourth quarter and increased interest income for the full year.

	Fourth	Fourth
	quarter	quarter	Year	Year
$ million	2023	2022	2023	2022
Profit (loss) before interest and tax	(16)	103	(903)	(26,737)
Inventory holding (gains) losses*	—	—	—	—
RC profit (loss) before interest and tax	(16)	103	(903)	(26,737)
Net (favourable) adverse impact of adjusting items(a)	(81)	(409)	37	25,566
Underlying RC profit (loss) before interest and tax	(97)	(306)	(866)	(1,171)
Taxation on an underlying RC basis	121	43	322	439
Underlying RC profit (loss) before interest	24	(263)	(544)	(732)
(a)Includes fair value accounting effects relating to the hybrid bonds that were issued on 17 June 2020. See page 37 for more information.

other businesses & corporate (excluding Rosneft)

	Fourth	Fourth
	quarter	quarter	Year	Year
$ million	2023	2022	2023	2022
Profit (loss) before interest and tax	(16)	103	(903)	(2,704)
Inventory holding (gains) losses*	—	—	—	—
RC profit (loss) before interest and tax	(16)	103	(903)	(2,704)
Net (favourable) adverse impact of adjusting items	(81)	(409)	37	1,533
Underlying RC profit (loss) before interest and tax	(97)	(306)	(866)	(1,171)
Taxation on an underlying RC basis	121	43	322	439
Underlying RC profit (loss) before interest	24	(263)	(544)	(732)
other businesses & corporate (Rosneft)

	Fourth	Fourth
	quarter	quarter	Year	Year
$ million	2023	2022	2023	2022
Profit (loss) before interest and tax	—	—	—	(24,033)
Inventory holding (gains) losses*	—	—	—	—
RC profit (loss) before interest and tax	—	—	—	(24,033)
Net (favourable) adverse impact of adjusting items	—	—	—	24,033
Underlying RC profit (loss) before interest and tax	—	—	—	—
Taxation on an underlying RC basis	—	—	—	—
Underlying RC profit (loss) before interest	—	—	—	—

Financial statements
Group income statement

	Fourth	Fourth
	quarter	quarter	Year	Year
$ million	2023	2022	2023	2022

Sales and other operating revenues (Note 5)	52,141	69,257	210,130	241,392
Earnings from joint ventures – after interest and tax	(290)	189	67	1,128
Earnings from associates – after interest and tax	156	129	831	1,402
Interest and other income	599	608	1,635	1,103
Gains on sale of businesses and fixed assets	(20)	173	369	3,866
Total revenues and other income	52,586	70,356	213,032	248,891
Purchases	31,062	34,101	119,307	141,043
Production and manufacturing expenses	5,751	6,841	25,044	28,610
Production and similar taxes	445	557	1,779	2,325
Depreciation, depletion and amortization (Note 6)	4,060	3,714	15,928	14,318
Net impairment and losses on sale of businesses and fixed assets (Note 3)	3,958	3,629	5,857	30,522
Exploration expense	501	140	997	585
Distribution and administration expenses	4,733	3,654	16,772	13,449
Profit (loss) before interest and taxation	2,076	17,720	27,348	18,039
Finance costs	1,038	834	3,840	2,703
Net finance (income) expense relating to pensions and other post-retirement benefits	(61)	(16)	(241)	(69)
Profit (loss) before taxation	1,099	16,902	23,749	15,405
Taxation	663	5,741	7,869	16,762
Profit (loss) for the period	436	11,161	15,880	(1,357)
Attributable to
bp shareholders	371	10,803	15,239	(2,487)
Non-controlling interests	65	358	641	1,130
	436	11,161	15,880	(1,357)

Earnings per share (Note 7)
Profit (loss) for the period attributable to bp shareholders
Per ordinary share (cents)
Basic	2.20	59.43	87.78	(13.10)
Diluted	2.15	58.36	85.85	(13.10)
Per ADS (dollars)
Basic	0.13	3.57	5.27	(0.79)
Diluted	0.13	3.50	5.15	(0.79)

Condensed group statement of comprehensive income

	Fourth	Fourth
	quarter	quarter	Year	Year
$ million	2023	2022	2023	2022

Profit (loss) for the period	436	11,161	15,880	(1,357)
Other comprehensive income
Items that may be reclassified subsequently to profit or loss
Currency translation differences(a)	711	2,142	585	(3,786)
Exchange (gains) losses on translation of foreign operations reclassified to gain or loss on sale of businesses and fixed assets(b)	—	(32)	(2)	10,759
Cash flow hedges and costs of hedging	125	584	559	763
Share of items relating to equity-accounted entities, net of tax	13	392	(192)	402
Income tax relating to items that may be reclassified	64	(108)	(10)	(334)
	913	2,978	940	7,804
Items that will not be reclassified to profit or loss
Remeasurements of the net pension and other post-retirement benefit liability or asset(c)	(1,209)	(1,508)	(2,262)	340
Remeasurements of equity investments	51	—	51	—
Cash flow hedges that will subsequently be transferred to the balance sheet	16	1	15	(4)
Income tax relating to items that will not be reclassified	357	538	745	68
	(785)	(969)	(1,451)	404
Other comprehensive income	128	2,009	(511)	8,208
Total comprehensive income	564	13,170	15,369	6,851
Attributable to
bp shareholders	461	12,760	14,702	5,782
Non-controlling interests	103	410	667	1,069
	564	13,170	15,369	6,851

(a)Fourth quarter 2022 is principally affected by movements in the Pound Sterling against the US dollar. Full year 2022 is principally affected by movements in the Russian rouble and Pound Sterling against the US dollar.
(b)Full year 2022 predominantly relates to the loss of significant influence over Rosneft.
(c)See Note 1 Basis of preparation - Pensions and other post-retirement benefits for further information.

Condensed group statement of changes in equity

	bp shareholders’	Non-controlling interests		Total
$ million	equity	Hybrid bonds	Other interest	equity
At 1 January 2023	67,553	13,390	2,047	82,990

Total comprehensive income	14,702	586	81	15,369
Dividends	(4,831)	—	(403)	(5,234)
Cash flow hedges transferred to the balance sheet, net of tax	(1)	—	—	(1)
Repurchase of ordinary share capital	(8,167)	—	—	(8,167)
Share-based payments, net of tax	669	—	—	669
Share of equity-accounted entities’ changes in equity, net of tax	1	—	—	1
Issue of perpetual hybrid bonds	(1)	176	—	175
Payments on perpetual hybrid bonds	(5)	(586)	—	(591)
Transactions involving non-controlling interests, net of tax	363	—	(81)	282
At 31 December 2023	70,283	13,566	1,644	85,493

	bp shareholders’	Non-controlling interests		Total
$ million	equity(a)	Hybrid bonds	Other interest	equity
At 1 January 2022	75,463	13,041	1,935	90,439

Total comprehensive income	5,782	519	550	6,851
Dividends	(4,365)	—	(294)	(4,659)
Cash flow hedges transferred to the balance sheet, net of tax	1	—	—	1
Issue of ordinary share capital(b)	820	—	—	820
Repurchase of ordinary share capital	(10,493)	—	—	(10,493)
Share-based payments, net of tax	847	—	—	847
Issue of perpetual hybrid bonds	(4)	374	—	370
Payments on perpetual hybrid bonds	15	(544)	—	(529)
Transactions involving non-controlling interests, net of tax	(513)	—	(144)	(657)
At 31 December 2022	67,553	13,390	2,047	82,990

(a)In 2022 $9.2 billion of the opening foreign currency translation reserve has been moved to the profit and loss account reserve as a result of bp's decision to exit its shareholding in Rosneft and its other businesses with Rosneft in Russia.
(b)Relates to ordinary shares issued as non-cash consideration for the acquisition of the public units of BP Midstream Partners LP.

Group balance sheet

	31 December	31 December
$ million	2023	2022
Non-current assets
Property, plant and equipment	104,719	106,044
Goodwill	12,472	11,960
Intangible assets	9,991	10,200
Investments in joint ventures	12,435	12,400
Investments in associates	7,814	8,201
Other investments	2,189	2,670
Fixed assets	149,620	151,475
Loans	1,942	1,271
Trade and other receivables	1,767	1,092
Derivative financial instruments	9,980	12,841
Prepayments	623	576
Deferred tax assets	4,268	3,908
Defined benefit pension plan surpluses	7,948	9,269
	176,148	180,432
Current assets
Loans	240	315
Inventories	22,819	28,081
Trade and other receivables	31,123	34,010
Derivative financial instruments	12,583	11,554
Prepayments	2,520	2,092
Current tax receivable	837	621
Other investments	843	578
Cash and cash equivalents	33,030	29,195
	103,995	106,446
Assets classified as held for sale (Note 2)	151	1,242
	104,146	107,688
Total assets	280,294	288,120
Current liabilities
Trade and other payables	61,155	63,984
Derivative financial instruments	5,250	12,618
Accruals	6,527	6,398
Lease liabilities	2,650	2,102
Finance debt	3,284	3,198
Current tax payable	2,732	4,065
Provisions	4,418	6,332
	86,016	98,697
Liabilities directly associated with assets classified as held for sale (Note 2)	62	321
	86,078	99,018
Non-current liabilities
Other payables	10,076	10,387
Derivative financial instruments	10,402	13,537
Accruals	1,310	1,233
Lease liabilities	8,471	6,447
Finance debt	48,670	43,746
Deferred tax liabilities	9,617	10,526
Provisions	14,721	14,992
Defined benefit pension plan and other post-retirement benefit plan deficits	5,456	5,244
	108,723	106,112
Total liabilities	194,801	205,130
Net assets	85,493	82,990
Equity
bp shareholders’ equity	70,283	67,553
Non-controlling interests	15,210	15,437
Total equity	85,493	82,990

Condensed group cash flow statement

	Fourth	Fourth
	quarter	quarter	Year	Year
$ million	2023	2022	2023	2022
Operating activities
Profit (loss) before taxation	1,099	16,902	23,749	15,405
Adjustments to reconcile profit (loss) before taxation to net cash provided by operating activities
Depreciation, depletion and amortization and exploration expenditure written off	4,441	3,781	16,674	14,703
Net impairment and (gain) loss on sale of businesses and fixed assets	3,978	3,456	5,488	26,656
Earnings from equity-accounted entities, less dividends received	803	582	1,194	(830)
Net charge for interest and other finance expense, less net interest paid	202	186	503	396
Share-based payments	97	166	616	795
Net operating charge for pensions and other post-retirement benefits, less contributions and benefit payments for unfunded plans	(63)	(60)	(193)	(257)
Net charge for provisions, less payments	(819)	(1,013)	(2,481)	440
Movements in inventories and other current and non-current assets and liabilities	1,942	(6,847)	(3,338)	(6,270)
Income taxes paid	(2,303)	(3,582)	(10,173)	(10,106)
Net cash provided by operating activities	9,377	13,571	32,039	40,932
Investing activities
Expenditure on property, plant and equipment, intangible and other assets	(4,247)	(3,696)	(14,285)	(12,069)
Acquisitions, net of cash acquired	(38)	(3,522)	(799)	(3,530)
Investment in joint ventures	(347)	(107)	(1,039)	(600)
Investment in associates	(79)	(44)	(130)	(131)
Total cash capital expenditure	(4,711)	(7,369)	(16,253)	(16,330)
Proceeds from disposal of fixed assets	31	27	133	709
Proceeds from disposal of businesses, net of cash disposed	269	587	1,193	1,841
Proceeds from loan repayments	16	7	55	67
Cash provided from investing activities	316	621	1,381	2,617
Net cash used in investing activities	(4,395)	(6,748)	(14,872)	(13,713)
Financing activities
Net issue (repurchase) of shares (Note 7)	(1,350)	(3,240)	(7,918)	(9,996)
Lease liability payments	(722)	(513)	(2,560)	(1,961)
Proceeds from long-term financing	1,522	10	7,568	2,013
Repayments of long-term financing	(11)	(2,197)	(3,902)	(11,697)
Net increase (decrease) in short-term debt	87	190	(861)	(1,392)
Issue of perpetual hybrid bonds	13	48	175	370
Payments relating to perpetual hybrid bonds	(264)	(219)	(1,008)	(708)
Payments relating to transactions involving non-controlling interests (Other interest)	(7)	(1)	(187)	(9)
Receipts relating to transactions involving non-controlling interests (Other interest)	10	1	546	11
Dividends paid - bp shareholders	(1,224)	(1,088)	(4,809)	(4,358)
- non-controlling interests	(77)	(100)	(403)	(294)
Net cash provided by (used in) financing activities	(2,023)	(7,109)	(13,359)	(28,021)
Currency translation differences relating to cash and cash equivalents	145	177	27	(684)
Increase (decrease) in cash and cash equivalents	3,104	(109)	3,835	(1,486)
Cash and cash equivalents at beginning of period	29,926	29,304	29,195	30,681
Cash and cash equivalents at end of period	33,030	29,195	33,030	29,195

Notes
Note 1. Basis of preparation
The results for the interim periods are unaudited and, in the opinion of management, include all adjustments necessary for a fair presentation of the results for each period. All such adjustments are of a normal recurring nature. This report should be read in conjunction with the consolidated financial statements and related notes for the year ended 31 December 2022 included in BP Annual Report and Form 20-F 2022.
bp prepares its consolidated financial statements included within BP Annual Report and Form 20-F on the basis of International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), IFRS as adopted by the UK, and European Union (EU), and in accordance with the provisions of the UK Companies Act 2006 as applicable to companies reporting under international accounting standards. IFRS as adopted by the UK does not differ from IFRS as adopted by the EU. IFRS as adopted by the UK and EU differ in certain respects from IFRS as issued by the IASB. The differences have no impact on the group’s consolidated financial statements for the periods presented. The financial information presented herein has been prepared in accordance with the accounting policies expected to be used in preparing BP Annual Report and Form 20-F 2023 which are the same as those used in preparing BP Annual Report and Form 20-F 2022.
In May 2023, the IASB issued International Tax Reform – Pillar Two Model Rules - Amendments to IAS 12 Income Taxes to clarify the application of IAS 12 to tax legislation enacted or substantively enacted to implement Pillar Two of the Organisation for Economic Co-operation and Development’s Base Erosion and Profit Shifting project, which aims to address the tax challenges arising from the digitalisation of the economy. The amendments include a mandatory temporary exception from accounting for deferred tax on such tax law. In July 2023, the UK government enacted legislation to implement the Pillar Two rules. The legislation is effective for bp from 1 January 2024 and includes an income inclusion rule and a domestic minimum tax, which together are designed to ensure a minimum effective tax rate of 15% in each country in which the group operates. Similar legislation is being enacted by other governments around the world. In line with the amendments to IAS 12, the exception from accounting for deferred tax for the Pillar Two rules has been applied and there are no impacts on the financial information for 2023. Based on an assessment of historic data and forecasts for the year ending 31 December 2024, the Group does not expect a material exposure to Pillar Two income taxes for the year ending 31 December 2024.
There are no other new or amended standards or interpretations adopted from 1 January 2023 onwards, including IFRS 17 'Insurance Contracts,' that have a significant impact on the financial information.
Significant accounting judgements and estimates
bp's significant accounting judgements and estimates were disclosed in BP Annual Report and Form 20-F 2022. These have been subsequently considered at the end of each quarter to determine if any changes were required to those judgements and estimates.
Impairment testing assumptions
The group’s value-in-use impairment testing price assumptions for Brent oil and Henry Hub gas were revised during the fourth quarter from those disclosed in the BP Annual Report and Form 20-F 2022. Prices disclosed are in real 2022 terms. The near term Brent oil assumption was held constant at $70 per barrel to reflect near term supply constraints before steadily declining after 2030 to $50 per barrel by 2050 continuing to reflect the assumption that as the energy system decarbonises, falling oil demand will cause oil prices to decline. The price assumptions for Henry Hub gas up to 2050 were held constant at $4 per mmBtu reflecting an assumption that declining domestic demand in the US is offset by higher LNG exports. A summary of the group’s price assumptions for value-in-use impairment testing, in real 2022 terms, is provided below:

	2024	2025	2030	2040	2050
Brent oil ($/bbl)	70	70	70	63	50
Henry Hub gas ($/mmBtu)	4.00	4.00	4.00	4.00	4.00
The post-tax discount rate used for value-in-use impairment testing of assets other than certain low carbon energy assets was increased to 8% (31 December 2022: 7%) reflecting higher costs of capital.
Provisions
The nominal risk-free discount rate applied to provisions is reviewed on a quarterly basis. The discount rate applied to the group's provisions was revised to 4.0% in the fourth quarter (31 December 2022 3.5%) to reflect higher US Treasury yields. The principal impact of this rate increase was a $0.9 billion decrease in the decommissioning provision with a corresponding decrease in the carrying amount of property, plant and equipment of $0.7 billion in the fourth quarter.
Pensions and other post-retirement benefits
The group's defined benefit plans are reviewed quarterly to determine any changes to the fair value of the plan assets or present value of the defined benefit obligations. As a result of the review during the fourth quarter of 2023, the group's total net defined benefit plan surplus as at 31 December 2023 is $2.5 billion, compared to a surplus of $4.0 billion at 31 December 2022. The movement for the year principally reflects net actuarial losses reported in other comprehensive income arising from decreases in the UK, US and Eurozone discount rates, UK asset performance and an increase in Eurozone inflation. The current environment is likely to continue to affect the values of the plan assets and obligations resulting in potential volatility in the amount of the net defined benefit pension plan surplus/deficit recognized.

Deferred tax related to pensions and other post-retirement benefits
In November 2023 the UK Government announced a reduction in the authorised surplus payments charge applicable to defined benefit pension schemes from 35% to 25%. The legislation has not yet been enacted or substantively enacted, but is expected to be effective from 6 April 2024. The change is expected to reduce deferred tax liabilities by around $0.7 billion with the related gain recognised in other comprehensive income when the legislation is substantively enacted.
Investment in Rosneft
Since the first quarter 2022, bp accounts for its interest in Rosneft and its other businesses with Rosneft within Russia, as financial assets measured at fair value within ‘Other investments’. It is considered by management that any measure of fair value, other than nil, would be subject to such high measurement uncertainty that no estimate would provide useful information even if it were accompanied by a description of the estimate made in producing it and an explanation of the uncertainties that affect the estimate. Accordingly, it is not currently possible to estimate any carrying value other than zero when determining the measurement of the interest in Rosneft and the other businesses with Rosneft within Russia as at 31 December 2023.

Note 2. Non-current assets held for sale
On 16 November 2023, bp entered into an agreement to sell its Türkiye ground fuels business to Petrol Ofisi. This includes the group's interest in three joint venture terminals in Türkiye. Completion of the sale is subject to regulatory approvals. The carrying amount of assets classified as held for sale at 31 December 2023 is $151 million, with associated liabilities of $62 million. Cumulative foreign exchange losses within reserves of approximately $850 million are expected to be recycled to the group income statement at completion.

Note 3. Impairment and losses on sale of businesses and fixed assets
Net impairment charges and losses on sale of businesses and fixed assets for the fourth quarter and full year were $3,958 million and $5,857 million respectively, compared with net charges of $3,629 million and $30,522 million for the same periods in 2022 and include net impairment charges for the fourth quarter and full year of $3,922 million and $5,701 million respectively, compared with net impairment charges of $3,564 million and $18,341 million for the same periods in 2022.
Gas & low carbon energy
Fourth quarter and full year 2023 impairments include a net impairment charge of $928 million and $2,212 million respectively, compared with net reversals of $1,111 million and $588 million for the same periods in 2022 in the gas & low carbon energy segment. 2023 includes amounts in Trinidad and Mauritania & Senegal. The recoverable amounts of the cash generating units within these businesses were based on value-in-use calculations. In addition, following the announcement on 25 January that bp and Equinor will restructure their offshore US wind investments, a further $600 million pre-tax impairment charge has been recognised in the fourth quarter 2023 (full year 2023 $1,140 million) through equity-accounted earnings.
Oil production & operations
Fourth quarter and full year 2023 impairments include a net impairment charge of $1,636 million and $1,814 million respectively, compared with net charges of $3,251 million and $3,587 million for the same periods in 2022 in the oil production & operations segment. 2023 includes amounts in the North Sea and BPX Energy. The recoverable amounts of the cash generating units within these businesses were based on value-in-use calculations or, in the case of expected portfolio changes, based on fair value less costs to sell.
Customers & products
Fourth quarter and full year 2023 impairments include a net impairment charge of $1,367 million and $1,614 million respectively, compared with net charges of $1,380 million and $1,806 million for the same periods in 2022 in the customers & products segment. This principally arises from changes in economic assumptions in the products business impacting the Gelsenkirchen refinery. The recoverable amount of this cash generating unit was based on value-in-use calculations.
The impairment charge and the loss on sale of businesses and fixed assets for 2022 mainly relates to bp's investment in Rosneft, which has been reported in other businesses and corporate.

Note 4. Analysis of replacement cost profit (loss) before interest and tax and reconciliation to profit (loss) before taxation

	Fourth	Fourth
	quarter	quarter	Year	Year
$ million	2023	2022	2023	2022
gas & low carbon energy	2,169	16,439	14,080	14,696
oil production & operations	1,879	1,688	11,191	19,721
customers & products	(554)	771	4,230	8,869
other businesses & corporate	(16)	103	(903)	(26,737)
	3,478	19,001	28,598	16,549
Consolidation adjustment – UPII*	95	147	(14)	139
	3,573	19,148	28,584	16,688
Inventory holding gains (losses)*
gas & low carbon energy	—	(10)	1	(8)
oil production & operations	—	(2)	—	(7)
customers & products	(1,497)	(1,416)	(1,237)	1,366
Profit (loss) before interest and tax	2,076	17,720	27,348	18,039
Finance costs	1,038	834	3,840	2,703
Net finance expense/(income) relating to pensions and other post-retirement benefits	(61)	(16)	(241)	(69)
Profit (loss) before taxation	1,099	16,902	23,749	15,405

RC profit (loss) before interest and tax*
US	1,154	1,404	7,940	10,957
Non-US	2,419	17,744	20,644	5,731
	3,573	19,148	28,584	16,688

Note 5. Sales and other operating revenues

	Fourth	Fourth
	quarter	quarter	Year	Year
$ million	2023	2022	2023	2022
By segment
gas & low carbon energy	11,670	26,793	50,297	56,255
oil production & operations	6,749	6,932	24,904	33,193
customers & products	40,374	43,072	160,215	188,623
other businesses & corporate	657	779	2,657	2,299
	59,450	77,576	238,073	280,370

Less: sales and other operating revenues between segments
gas & low carbon energy	65	(441)	1,808	5,913
oil production & operations	6,464	6,916	23,708	30,294
customers & products	(105)	610	367	1,418
other businesses & corporate	885	1,234	2,060	1,353
	7,309	8,319	27,943	38,978

External sales and other operating revenues
gas & low carbon energy	11,605	27,234	48,489	50,342
oil production & operations	285	16	1,196	2,899
customers & products	40,479	42,462	159,848	187,205
other businesses & corporate	(228)	(455)	597	946
Total sales and other operating revenues	52,141	69,257	210,130	241,392

By geographical area
US	20,920	18,563	82,177	87,497
Non-US	40,808	61,593	169,032	203,832
	61,728	80,156	251,209	291,329
Less: sales and other operating revenues between areas	9,587	10,899	41,079	49,937
	52,141	69,257	210,130	241,392

Revenues from contracts with customers
Sales and other operating revenues include the following in relation to revenues from contracts with customers:
Crude oil	760	809	2,413	6,309
Oil products	32,124	34,800	128,969	149,854
Natural gas, LNG and NGLs	7,660	11,040	29,541	41,770
Non-oil products and other revenues from contracts with customers	2,911	1,459	10,298	7,896
Revenue from contracts with customers	43,455	48,108	171,221	205,829
Other operating revenues(a)	8,686	21,149	38,909	35,563
Total sales and other operating revenues	52,141	69,257	210,130	241,392

(a)Principally relates to commodity derivative transactions including sales of bp own production in trading books.

Note 6. Depreciation, depletion and amortization

	Fourth	Fourth
	quarter	quarter	Year	Year
$ million	2023	2022	2023	2022
Total depreciation, depletion and amortization by segment
gas & low carbon energy	1,290	1,373	5,680	5,008
oil production & operations	1,563	1,383	5,692	5,564
customers & products	942	741	3,548	2,870
other businesses & corporate	265	217	1,008	876
	4,060	3,714	15,928	14,318
Total depreciation, depletion and amortization by geographical area
US	1,547	1,202	5,618	4,624
Non-US	2,513	2,512	10,310	9,694
	4,060	3,714	15,928	14,318

Note 7. Earnings per share and shares in issue
Basic earnings per ordinary share (EpS) amounts are calculated by dividing the profit (loss) for the period attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Against the authority granted at bp's 2022 annual general meeting, 217 million ordinary shares repurchased for cancellation were settled during the fourth quarter 2023 for a total cost of $1,350 million. A further 128 million ordinary shares were repurchased between the end of the reporting period and the date when the financial statements are authorised for issue for a total cost of $746 million. This amount has been accrued at 31 December 2023. The number of shares in issue is reduced when shares are repurchased, but is not reduced in respect of the period-end commitment to repurchase shares subsequent to the end of the period.
The calculation of EpS is performed separately for each discrete quarterly period, and for the year-to-date period. As a result, the sum of the discrete quarterly EpS amounts in any particular year-to-date period may not be equal to the EpS amount for the year-to-date period.
For the diluted EpS calculation the weighted average number of shares outstanding during the period is adjusted for the number of shares that are potentially issuable in connection with employee share-based payment plans using the treasury stock method.

	Fourth	Fourth
	quarter	quarter	Year	Year
$ million	2023	2022	2023	2022
Results for the period
Profit (loss) for the period attributable to bp shareholders	371	10,803	15,239	(2,487)
Less: preference dividend	—	—	1	1
Profit (loss) attributable to bp ordinary shareholders	371	10,803	15,238	(2,488)

Number of shares (thousand)(a)(b)
Basic weighted average number of shares outstanding	16,834,354	18,178,821	17,360,288	18,987,936
ADS equivalent(c)	2,805,725	3,029,803	2,893,381	3,164,656

Weighted average number of shares outstanding used to calculate diluted earnings per share	17,269,574	18,509,421	17,750,078	18,987,936
ADS equivalent(c)	2,878,262	3,084,903	2,958,346	3,164,656

Shares in issue at period-end	16,824,651	17,974,112	16,824,651	17,974,112
ADS equivalent(c)	2,804,108	2,995,685	2,804,108	2,995,685
(a)Excludes treasury shares and includes certain shares that will be issued in the future under employee share-based payment plans.
(b)If the inclusion of potentially issuable shares would decrease loss per share, the potentially issuable shares are excluded from the weighted average number of shares outstanding used to calculate diluted earnings per share. The numbers of potentially issuable shares that have been excluded from the calculation for the full year 2022 are 242,289 thousand (ADS equivalent 40,381 thousand).
(c)One ADS is equivalent to six ordinary shares.

Issued ordinary share capital as at 31 December 2023 comprised 17,174,461,587 ordinary shares (31 December 2022 18,157,211,814 ordinary shares). This includes shares held in trust to settle future employee share plan obligations and excludes 726,338,898 ordinary shares which have been bought back and are held in treasury by BP (31 December 2022 940,571,303 ordinary shares).

Note 8. Dividends
Dividends payable
BP today announced an interim dividend of 7.270 cents per ordinary share which is expected to be paid on 28 March 2024 to ordinary shareholders and American Depositary Share (ADS) holders on the register on 16 February 2024. The ex-dividend date will be 15 February 2024. The corresponding amount in sterling is due to be announced on 12 March 2024, calculated based on the average of the market exchange rates over three dealing days between 6 March 2024 and 8 March 2024. Holders of ADSs are expected to receive $0.43620 per ADS (less applicable fees). The board has decided not to offer a scrip dividend alternative in respect of the fourth quarter 2023 dividend. Ordinary shareholders and ADS holders (subject to certain exceptions) will be able to participate in a dividend reinvestment programme. Details of the fourth quarter dividend and timetable are available at bp.com/dividends and further details of the dividend reinvestment programmes are available at bp.com/drip.

	Fourth	Fourth
	quarter	quarter	Year	Year
	2023	2022	2023	2022
Dividends paid per ordinary share
cents	7.270	6.006	27.760	22.932
pence	5.737	4.940	22.328	18.624
Dividends paid per ADS (cents)	43.62	36.04	166.56	137.59

Note 9. Net debt

Net debt*	31 December	31 December
$ million	2023	2022
Finance debt(a)	51,954	46,944
Fair value (asset) liability of hedges related to finance debt(b)	1,988	3,673
	53,942	50,617
Less: cash and cash equivalents	33,030	29,195
Net debt(c)	20,912	21,422
Total equity	85,493	82,990
Gearing*	19.7%	20.5%
(a)The fair value of finance debt at 31 December 2023 was $48,795 million (31 December 2022 $42,590 million).
(b)Derivative financial instruments entered into for the purpose of managing interest rate and foreign currency exchange risk associated with net debt with a fair value liability position of $73 million at 31 December 2023 (fourth quarter 2022 liability of $91 million) are not included in the calculation of net debt shown above as hedge accounting is not applied for these instruments.
(c)Net debt does not include accrued interest, which is reported within other receivables and other payables on the balance sheet and for which the associated cash flows are presented as operating cash flows in the group cash flow statement.

As part of actively managing its debt portfolio, year to date the group has bought back a total of $1.7 billion equivalent of finance debt ($7.4 billion for the comparative period in 2022). Derivatives associated with non-US dollar debt bought back were also terminated. These transactions have no significant impact on net debt or gearing.
Note 10. Statutory accounts
The financial information shown in this publication, which was approved by the Board of Directors on 5 February 2024, is unaudited and does not constitute statutory financial statements. Audited financial information will be published in BP Annual Report and Form 20-F 2023.

Additional information
Capital expenditure*

	Fourth	Fourth
	quarter	quarter	Year	Year
$ million	2023	2022	2023	2022
Capital expenditure
Organic capital expenditure*	4,673	3,861	14,998	12,470
Inorganic capital expenditure*(a)	38	3,508	1,255	3,860
	4,711	7,369	16,253	16,330

	Fourth	Fourth
	quarter	quarter	Year	Year
$ million	2023	2022	2023	2022
Capital expenditure by segment
gas & low carbon energy	1,326	1,609	4,281	4,251
oil production & operations	1,636	1,430	6,278	5,278
customers & products(a)	1,603	4,149	5,253	6,252
other businesses & corporate	146	181	441	549
	4,711	7,369	16,253	16,330
Capital expenditure by geographical area
US	2,164	4,929	8,105	8,656
Non-US	2,547	2,440	8,148	7,674
	4,711	7,369	16,253	16,330
(a)Full year 2023 includes $1.1 billion, net of adjustments, in respect of the TravelCenters of America acquisition. Fourth quarter and full year 2022 include $3,030 million in respect of the Archaea Energy acquisition.

Adjusting items*

	Fourth	Fourth
	quarter	quarter	Year	Year
$ million	2023	2022	2023	2022
gas & low carbon energy
Gains on sale of businesses and fixed assets	3	33	19	45
Net impairment and losses on sale of businesses and fixed assets(a)	(937)	1,111	(2,221)	588
Environmental and other provisions	—	—	—	—
Restructuring, integration and rationalization costs	—	3	—	8
Fair value accounting effects(b)(c)	1,887	12,502	8,859	(1,811)
Other(d)	(561)	(358)	(1,299)	(197)
	392	13,291	5,358	(1,367)
oil production & operations
Gains on sale of businesses and fixed assets(e)	(55)	68	297	3,446
Net impairment and losses on sale of businesses and fixed assets(a)	(1,635)	(3,246)	(1,819)	(4,508)
Environmental and other provisions	48	420	54	518
Restructuring, integration and rationalization costs	—	3	(1)	(11)
Fair value accounting effects	—	—	—	—
Other	(28)	15	(121)	52
	(1,670)	(2,740)	(1,590)	(503)
customers & products
Gains on sale of businesses and fixed assets	23	72	44	374
Net impairment and losses on sale of businesses and fixed assets(a)	(1,396)	(1,451)	(1,757)	(1,983)
Environmental and other provisions	(86)	(65)	(97)	(101)
Restructuring, integration and rationalization costs	—	12	—	18
Fair value accounting effects(c)	144	189	(86)	(309)
Other	(42)	112	(287)	81
	(1,357)	(1,131)	(2,183)	(1,920)
other businesses & corporate
Gains on sale of businesses and fixed assets	1	1	1	1
Net impairment and losses on sale of businesses and fixed assets	19	(1)	(41)	(17)
Environmental and other provisions(f)	(565)	(67)	(604)	(92)
Restructuring, integration and rationalization costs	51	3	38	19
Fair value accounting effects(c)	579	515	630	(1,381)
Rosneft	—	—	—	(24,033)
Gulf of Mexico oil spill	(11)	(23)	(57)	(84)
Other	7	(19)	(4)	21
	81	409	(37)	(25,566)

Total before interest and taxation	(2,554)	9,829	1,548	(29,356)
Finance costs(g)	(86)	(169)	(405)	(425)
Total before taxation	(2,640)	9,660	1,143	(29,781)
Taxation on adjusting items(h)	1,175	(1,542)	972	456
Taxation – tax rate change effect of UK energy profits levy(i)	—	(1,056)	232	(1,834)
Total after taxation for period(j)	(1,465)	7,062	2,347	(31,159)
(a)See Note 3 for further information.
(b)Under IFRS bp marks-to-market the value of the hedges used to risk-manage LNG contracts, but not the contracts themselves, resulting in a mismatch in accounting treatment. The fair value accounting effect includes the change in value of LNG contracts that are being risk managed, and the underlying result reflects how bp risk-manages its LNG contracts.
(c)For further information, including the nature of fair value accounting effects reported in each segment, see pages 5, 8 and 37.
(d)Fourth quarter and full year 2023 include $600 million and $1,140 million respectively of impairment charges recognized through equity-accounted earnings relating to our US offshore wind projects.
(e)Full year 2022 includes a non-taxable gain of $1,951 million arising from the contribution of bp's Angolan business to Azule Energy; gains of $904 million related to the deemed disposal of 12% of the group's interest in Aker BP, an associate of bp, following completion of Aker BP's acquisition of Lundin Energy; and $361 million in relation to the disposal of the group's interest in the Rumaila field in Iraq to Basra Energy Company, an associate of bp.
(f)Fourth quarter and full year 2023 include charges related to the control, abatement, clean-up or elimination of environmental pollution and legal settlements.
(g)Includes the unwinding of discounting effects relating to Gulf of Mexico oil spill payables, the income statement impact associated with the buyback of finance debt (see Note 9 for further information) and temporary valuation differences associated with the group’s interest rate and foreign currency exchange risk management of finance debt.
(h)Includes certain foreign exchange effects on tax as adjusting items. These amounts represent the impact of: (i) foreign exchange on deferred tax balances arising from the conversion of local currency tax base amounts into functional currency, and (ii) taxable gains and losses from the retranslation of US dollar-denominated intra-group loans to local currency.
(i)Full year 2023 includes a revision to the deferred tax impact of the introduction of the UK Energy Profits Levy (EPL) on temporary differences existing at 31 December 2022 that are expected to unwind over the period 1 January 2023 to 31 March 2028. Fourth quarter and full year 2022 includes the deferred tax impact of the introduction of the EPL. The EPL increases the headline rate of tax to 75% and applies to taxable profits from bp’s North Sea business made from 1 January 2023 until 31 March 2028.
(j)Fourth quarter and full year 2023 include a $25-million charge and a $146-million charge respectively for the EU Solidarity Contribution. Fourth quarter and full year 2022 include a $505-million charge.
Net debt including leases

Net debt including leases*	31 December	31 December
$ million	2023	2022
Net debt	20,912	21,422
Lease liabilities	11,121	8,549
Net partner (receivable) payable for leases entered into on behalf of joint operations	(131)	19
Net debt including leases	31,902	29,990
Total equity	85,493	82,990
Gearing including leases*	27.2%	26.5%

Gulf of Mexico oil spill

	31 December	31 December
$ million	2023	2022
Gulf of Mexico oil spill payables and provisions	(8,735)	(9,566)
Of which - current	(1,133)	(1,216)

Deferred tax asset	1,320	1,444
During the second quarter pre-tax payments of $1,204 million were made relating to the 2016 consent decree and settlement agreement with the United States and the five Gulf coast states. Payables and provisions presented in the table above reflect the latest estimate for the remaining costs associated with the Gulf of Mexico oil spill. Where amounts have been provided on an estimated basis, the amounts ultimately payable may differ from the amounts provided and the timing of payments is uncertain. Further information relating to the Gulf of Mexico oil spill, including information on the nature and expected timing of payments relating to provisions and other payables, is provided in BP Annual Report and Form 20-F 2022 - Financial statements - Notes 7, 22, 23, 29, and 33.

Surplus cash flow* components

	Fourth	Fourth
	quarter	quarter	Year	Year
$ million	2023	2022	2023	2022
Sources:
Net cash provided by operating activities	9,377	13,571	32,039	40,932
Cash provided from investing activities	316	621	1,381	2,617
Other(a)	(78)	(94)	324	360
	9,615	14,098	33,744	43,909

Uses:
Lease liability payments	(722)	(513)	(2,560)	(1,961)
Payments on perpetual hybrid bonds	(264)	(219)	(1,008)	(708)
Dividends paid – BP shareholders	(1,224)	(1,088)	(4,809)	(4,358)
– non-controlling interests	(77)	(100)	(403)	(294)
Total capital expenditure*	(4,711)	(7,369)	(16,253)	(16,330)
Net repurchase of shares relating to employee share schemes	—	—	(675)	(500)
Payments relating to transactions involving non-controlling interests	(7)	(1)	(187)	(9)
Currency translation differences relating to cash and cash equivalents	145	177	27	(684)
	(6,860)	(9,113)	(25,868)	(24,844)
(a)Other includes adjustments for net operating cash received or paid which is held on behalf of third parties for medium-term deferred payment and prior periods have been adjusted accordingly. Full year 2023 includes $517 million of proceeds from the sale of a 49% interest in a controlled affiliate holding certain midstream assets onshore US. Other proceeds for the year 2022 include $573 million of proceeds from the disposal of a loan note related to the Alaska divestment. The cash was received in the fourth quarter 2021, was reported as a financing cash flow and was not included in other proceeds at the time due to potential recourse from the counterparty. The proceeds were recognized as the potential recourse reduces and by end second quarter 2022 all were recognized.

Adjusted earnings before interest, taxation, depreciation and amortization (adjusted EBITDA)*

	Fourth	Fourth
	quarter	quarter	Year	Year
$ million	2023	2022	2023	2022
Profit (loss) for the period	436	11,161	15,880	(1,357)
Finance costs	1,038	834	3,840	2,703
Net finance (income) expense relating to pensions and other post-retirement benefits	(61)	(16)	(241)	(69)
Taxation	663	5,741	7,869	16,762
Profit before interest and tax	2,076	17,720	27,348	18,039
Inventory holding (gains) losses*, before tax	1,497	1,428	1,236	(1,351)
	3,573	19,148	28,584	16,688
Net (favourable) adverse impact of adjusting items*, before interest and tax	2,554	(9,829)	(1,548)	29,356
	6,127	9,319	27,036	46,044
Add back:
Depreciation, depletion and amortization	4,060	3,714	15,928	14,318
Exploration expenditure written off	381	67	746	385
Adjusted EBITDA	10,568	13,100	43,710	60,747

Adjusted earnings before interest, depreciation and amortization (adjusted EBIDA)*

	Year	Year
$ million	2023	2022
Profit (loss) for the period	15,880	(1,357)
Finance costs	3,840	2,703
Net finance (income) expense relating to pensions and other post-retirement benefits	(241)	(69)
Taxation	7,869	16,762
Profit before interest and tax	27,348	18,039
Inventory holding (gains) losses*, before tax	1,236	(1,351)
	28,584	16,688
Net (favourable) adverse impact of adjusting items*, before interest and tax	(1,548)	29,356
	27,036	46,044
Taxation on an underlying RC basis(a)	(9,365)	(15,052)
	17,671	30,992
Add back:
Depreciation, depletion and amortization	15,928	14,318
Exploration expenditure written off	746	385
Adjusted EBIDA	34,345	45,695
(a)A definition for taxation on an underlying RC basis is included under Underlying ETR in the glossary on page 41.

Return on average capital employed (ROACE)*

	Year	Year
$ million	2023	2022
Profit (loss) for the year attributable to bp shareholders	15,239	(2,487)
Inventory holding (gains) losses*, before tax	1,236	(1,351)
Taxation charge (credit) on inventory holding gains and losses	(292)	332
Net (favourable) adverse impact of adjusting items*, before tax	(1,143)	29,781
Taxation charge (credit) on adjusting items	(1,204)	1,378
Underlying replacement cost (RC) profit*	13,836	27,653
Interest expense(a)	2,569	1,632
Taxation on interest expense	(661)	(296)
Non-controlling interests	641	1,130
	16,385	30,119
Total equity	85,493	82,990
Finance debt	51,954	46,944
Capital employed	137,447	129,934
Less: Goodwill	12,472	11,960
Cash and cash equivalents	33,030	29,195
	91,945	88,779
Average capital employed (excluding goodwill and cash and cash equivalents)	90,362	98,670
ROACE	18.1%	30.5%
(a)Finance costs, as reported in the Group income statement, were $3,840 million (2022 $2,703 million). Interest expense which totals $2,569 million (2022 $1,632 million) on a pre-tax basis is finance costs excluding lease interest of $346 million (2022 $257 million), unwinding of discount on provisions and other payables of $912 million (2022 $808 million) and other adjusting items related to finance costs of $13 million (2022 $6 million). Interest expense included above is calculated on a post-tax basis.

Reconciliation of customers & products RC profit before interest and tax to underlying RC profit before interest and tax* to adjusted EBITDA* by business

	Fourth	Fourth
	quarter	quarter	Year	Year
$ million	2023	2022	2023	2022
RC profit before interest and tax for customers & products	(554)	771	4,230	8,869
Less: Adjusting items* gains (charges)	(1,357)	(1,131)	(2,183)	(1,920)
Underlying RC profit before interest and tax for customers & products	803	1,902	6,413	10,789
By business:
customers – convenience & mobility	882	628	2,644	2,966
Castrol – included in customers	213	70	730	700
products – refining & trading	(79)	1,274	3,769	7,823

Add back: Depreciation, depletion and amortization	942	741	3,548	2,870
By business:
customers – convenience & mobility	466	334	1,736	1,286
Castrol – included in customers	43	40	167	153
products – refining & trading	476	407	1,812	1,584

Adjusted EBITDA for customers & products	1,745	2,643	9,961	13,659
By business:
customers – convenience & mobility	1,348	962	4,380	4,252
Castrol – included in customers	256	110	897	853
products – refining & trading	397	1,681	5,581	9,407

Reconciliation of customers & products RC profit before interest and tax to convenience gross margin*

	Year	Year
$ million	2023	2022
RC profit (loss) before interest and tax for customers & products	4,230	8,869
Subtract RC profit (loss) before interest and tax for refining & trading	1,943	6,008
RC profit before interest and tax for convenience & mobility	2,287	2,861
Net (favourable) adverse impact of adjusting items for convenience & mobility	357	105
Underlying RC profit before interest and tax for convenience & mobility	2,644	2,966
Subtract underlying RC profit before interest and tax for Castrol	730	700
Add back convenience & mobility (excluding Castrol) depreciation, depletion and amortization	1,569	1,133
Subtract convenience & mobility (excluding Castrol) production and manufacturing, distribution and administration expenses and adjusted for retail fuels, EV charging, aviation, B2B and midstream gross margin(a)	1,363	1,655
Subtract earnings from equity-accounted entities in convenience & mobility (excluding Castrol)	457	225
Convenience gross margin(b)	1,663	1,519
Foreign exchange effects	n/a	7
Convenience gross margin at constant foreign exchange(c)	1,663	1,526

Convenience gross margin growth* (%)	9%
(a)Adjusted for TravelCenters of America and other portfolio changes.
(b)Excluding TravelCenters of America and adjusted for other portfolio changes.
(c)Values are at end 2023 foreign exchange rates. This requires a calculation of the comparative convenience gross margin ($ million) at current period foreign exchange rates (constant foreign exchange) to compare the current period value with the restated comparative period value.

Reconciliation of gas & low carbon energy and oil production & operations RC profit before interest and tax to adjusted EBITDA*

	Fourth	Fourth
	quarter	quarter	Year	Year
$ million	2023	2022	2023	2022
gas & low carbon energy
RC profit before interest and tax	2,169	16,439	14,080	14,696
Less: Net favourable (adverse) impact of adjusting items*	392	13,291	5,358	(1,367)
Underlying RC profit before interest and tax*	1,777	3,148	8,722	16,063
Add back: Depreciation, depletion and amortization	1,290	1,373	5,680	5,008
Exploration write-offs	349	(6)	362	2
Adjusted EBITDA	3,416	4,515	14,764	21,073

oil production & operations
RC profit before interest and tax	1,879	1,688	11,191	19,721
Less: Net favourable (adverse) impact of adjusting items	(1,670)	(2,740)	(1,590)	(503)
Underlying RC profit before interest and tax	3,549	4,428	12,781	20,224
Add back: Depreciation, depletion and amortization	1,563	1,383	5,692	5,564
Exploration write-offs	32	73	384	383
Adjusted EBITDA	5,144	5,884	18,857	26,171

Reconciliation of basic earnings per ordinary share / ADS to underlying replacement cost profit (loss) per ordinary share* / ADS*

	Fourth	Fourth
	quarter	quarter	Year	Year
Per ordinary share (cents)	2023	2022	2023	2022
Profit (loss) for the period attributable to bp shareholders	2.20	59.43	87.78	(13.10)
Inventory holding (gains) losses*, before tax	8.89	7.86	7.12	(7.12)
Taxation charge (credit) on inventory holding gains and losses	(2.03)	(2.00)	(1.69)	1.75
	9.06	65.29	93.21	(18.47)
Net (favourable) adverse impact of adjusting items*, before tax	15.68	(53.14)	(6.58)	156.84
Taxation charge (credit) on adjusting items	(6.97)	14.29	(6.94)	7.26
Underlying RC profit (loss)	17.77	26.44	79.69	145.63

	Fourth	Fourth
	quarter	quarter	Year	Year
Per ADS (dollars)	2023	2022	2023	2022
Profit (loss) for the period attributable to bp shareholders	0.13	3.57	5.27	(0.79)
Inventory holding (gains) losses, before tax	0.53	0.47	0.43	(0.43)
Taxation charge (credit) on inventory holding gains and losses	(0.12)	(0.12)	(0.11)	0.11
	0.54	3.92	5.59	(1.11)
Net (favourable) adverse impact of adjusting items, before tax	0.94	(3.19)	(0.40)	9.41
Taxation charge (credit) on adjusting items	(0.41)	0.86	(0.41)	0.44
Underlying RC profit (loss)	1.07	1.59	4.78	8.74

Reconciliation of effective tax rate (ETR) to ETR on RC profit or loss* and underlying ETR*

Taxation (charge) credit	Fourth	Fourth
	quarter	quarter	Year	Year
$ million	2023	2022	2023	2022
Taxation on profit or loss before taxation	(663)	(5,741)	(7,869)	(16,762)
Taxation on inventory holding gains and losses	342	362	292	(332)
Taxation on a replacement cost (RC) profit or loss basis	(1,005)	(6,103)	(8,161)	(16,430)
Total taxation on adjusting items	1,175	(2,598)	1,204	(1,378)
Taxation on underlying replacement cost profit or loss	(2,180)	(3,505)	(9,365)	(15,052)

Effective tax rate	Fourth	Fourth
	quarter	quarter	Year	Year
%	2023	2022	2023	2022
ETR on profit or loss before taxation	60	34	33	109
Adjusted for inventory holding gains or losses	(21)	(1)	—	8
ETR on RC profit or loss	39	33	33	117
Excluding adjusting items	3	7	6	(83)
Underlying ETR	42	40	39	34

Realizations* and marker prices

	Fourth	Fourth
	quarter	quarter	Year	Year
	2023	2022	2023	2022
Average realizations(a)
Liquids* ($/bbl)
US	67.66	71.21	63.81	78.40
Europe	81.02	86.62	80.70	99.90
Rest of World	87.27	89.38	81.78	97.03
BP Average	76.50	80.44	72.69	89.65
Natural gas ($/mcf)
US	2.04	4.84	2.08	5.61
Europe	15.12	35.56	16.71	33.45
Rest of World	6.18	9.40	6.13	8.91
BP Average	5.45	9.59	5.60	9.29
Total hydrocarbons* ($/boe)
US	45.68	55.67	44.29	61.21
Europe	83.21	130.61	86.36	133.48
Rest of World	50.74	64.73	49.23	67.49
BP Average	50.90	66.18	49.84	69.95
Average oil marker prices ($/bbl)
Brent	84.34	88.87	82.64	101.32
West Texas Intermediate	78.60	82.82	77.67	94.58
Western Canadian Select	55.06	53.52	59.34	73.28
Alaska North Slope	84.23	87.89	82.36	98.76
Mars	78.35	78.81	77.19	91.74
Urals (NWE – cif)	72.48	61.04	61.79	74.16
Average natural gas marker prices
Henry Hub gas price(b) ($/mmBtu)	2.88	6.26	2.74	6.65
UK Gas – National Balancing Point (p/therm)	98.68	166.54	98.93	203.81
(a)Based on sales of consolidated subsidiaries only – this excludes equity-accounted entities.
(b)Henry Hub First of Month Index.

Exchange rates

	Fourth	Fourth
	quarter	quarter	Year	Year
	2023	2022	2023	2022
$/£ average rate for the period	1.24	1.17	1.24	1.23
$/£ period-end rate	1.28	1.21	1.28	1.21

$/€ average rate for the period	1.07	1.02	1.08	1.05
$/€ period-end rate	1.11	1.07	1.11	1.07

$/AUD average rate for the period	0.65	0.66	0.66	0.69
$/AUD period-end rate	0.69	0.68	0.69	0.68

Legal proceedings
For a full discussion of the group’s material legal proceedings, see pages 258-259 of bp Annual Report and Form 20-F 2022 and page 35 of BP p.l.c. Group results second quarter and half-year 2023 results announcement. The following discussion sets out the material developments in the group’s material legal proceedings in the period following the second quarter and half-year 2023 results announcement.
Louisiana Coastal restoration
Six coastal parishes and the State of Louisiana have filed over 40 separate lawsuits in state courts in Louisiana against various oil and gas companies seeking damages for coastal erosion. bp entities were named defendants in 17 of these cases. The lawsuits allege that the defendants' historical operations in oil and gas fields within the Louisiana onshore coastal zone failed to comply with state permits and/or were conducted without the required coastal use permits. The scope and scale of plaintiffs’ damages demands are significant and unprecedented, including substantial remediation costs and the claimed costs for restoring coastal wetlands allegedly impacted by oil and gas field operations.
Defendants removed all of these lawsuits to federal court and the removals were contested by plaintiffs, eventually resulting in a decision from the US Fifth Circuit Court of Appeals rejecting defendants’ “federal officer” jurisdiction removal grounds in one of two lead cases – Plaquemines Parish v. Riverwood, et al. Defendants’ petition for writ of certiorari to the US Supreme Court seeking review of the US Fifth Circuit’s Riverwood decision was denied in early 2023. There is a small subset of the removed cases in which the defendants continue to contest jurisdiction and await a final ruling from the Fifth Circuit on a related “federal officer” removal jurisdiction theory.
Following remand, the state court in the other lead case of Cameron Parish v. Auster et al., in which bp was the principal defendant, had established a November 2023 trial date. Before trial commenced during the fourth quarter 2023, bp entered into a settlement agreement and release with the plaintiffs in respect of all claims arising within Cameron Parish. The terms of the settlement agreement and release are confidential and bp does not expect those terms to have a significant effect on the company’s financial position or profitability.
In addition, four private landowners have filed separate claims in the state courts in Jefferson and Plaquemines Parishes of Louisiana for restoration damages related to alleged impacts to their marshlands associated with historic oil field operations. bp entities are defendants in two of these private landowner cases.
All of the other remanded cases remain at early stages in the litigation. While it is not possible to predict the outcomes of these novel legal actions, bp believes that it has valid defences, and it intends to defend such actions vigorously.

Glossary
Non-IFRS measures are provided for investors because they are closely tracked by management to evaluate bp’s operating performance and to make financial, strategic and operating decisions. Non-IFRS measures are sometimes referred to as alternative performance measures.
Adjusted EBIDA is a non-IFRS measure and is defined as profit or loss for the period, adjusting for finance costs and net finance (income) or expense relating to pensions and other post-retirement benefits and taxation, inventory holding gains or losses before tax, net adjusting items before interest and tax, and taxation on an underlying RC basis, and adding back depreciation, depletion and amortization (pre-tax) and exploration expenditure written-off (net of adjusting items, pre-tax). bp believes that adjusted EBIDA is a useful measure for investors because it is a measure closely tracked by management to evaluate bp’s operating performance and to make financial, strategic and operating decisions and because it may help investors to understand and evaluate, in the same manner as management, the underlying trends in bp’s operational performance on a comparable basis, period on period. The nearest equivalent measure on an IFRS basis is profit or loss for the period. A reconciliation of profit or loss for the period to adjusted EBIDA is provided on page 31.
Adjusted EBITDA is a non-IFRS measure presented for bp's operating segments and is defined as replacement cost (RC) profit before interest and tax, excluding net adjusting items* before interest and tax, and adding back depreciation, depletion and amortization and exploration write-offs (net of adjusting items). Adjusted EBITDA by business is a further analysis of adjusted EBITDA for the customers & products businesses. bp believes it is helpful to disclose adjusted EBITDA by operating segment and by business because it reflects how the segments measure underlying business delivery. The nearest equivalent measure on an IFRS basis for the segment is RC profit or loss before interest and tax, which is bp's measure of profit or loss that is required to be disclosed for each operating segment under IFRS. A reconciliation to IFRS information is provided on pages 32-33 for the segments.
Adjusted EBITDA for the group is defined as profit or loss for the period, adjusting for finance costs and net finance (income) or expense relating to pensions and other post-retirement benefits and taxation, inventory holding gains or losses before tax, net adjusting items before interest and tax, and adding back depreciation, depletion and amortization (pre-tax) and exploration expenditure written-off (net of adjusting items, pre-tax). The nearest equivalent measure on an IFRS basis for the group is profit or loss for the period. A reconciliation to IFRS information is provided on page 31 for the group.
Adjusting items are items that bp discloses separately because it considers such disclosures to be meaningful and relevant to investors. They are items that management considers to be important to period-on-period analysis of the group's results and are disclosed in order to enable investors to better understand and evaluate the group’s reported financial performance. Adjusting items include gains and losses on the sale of businesses and fixed assets, impairments, environmental and other provisions and charges, restructuring, integration and rationalization costs, fair value accounting effects, financial impacts relating to Rosneft for the 2022 financial reporting period and costs relating to the Gulf of Mexico oil spill and other items. Adjusting items within equity-accounted earnings are reported net of incremental income tax reported by the equity-accounted entity. Adjusting items are used as a reconciling adjustment to derive underlying RC profit or loss and related underlying measures which are non-IFRS measures. An analysis of adjusting items by segment and type is shown on page 29.

Glossary (continued)
Blue hydrogen – Hydrogen made from natural gas in combination with carbon capture and storage (CCS).
Capital expenditure is total cash capital expenditure as stated in the condensed group cash flow statement. Capital expenditure for the operating segments, gas & low carbon energy businesses and customers & products businesses is presented on the same basis.
Cash balance point is defined as the implied Brent oil price 2021 real to balance bp’s sources and uses of cash assuming an average bp refining marker margin around $11/bbl and Henry Hub at $3/mmBtu in 2021 real terms.
Consolidation adjustment – UPII is unrealized profit in inventory arising on inter-segment transactions.
Convenience gross margin is a non-IFRS measure. It is calculated as RC profit before interest and tax for the customers & products segment, excluding RC profit before interest and tax for the refining & trading business (a non-IFRS measure), and adjusting items* (as defined above) for the convenience & mobility business to derive underlying RC profit before interest and tax for the convenience & mobility business; subtracting underlying RC profit before interest and tax for the Castrol business; adding back depreciation, depletion and amortization, production and manufacturing, distribution and administration expenses for convenience & mobility (excluding Castrol); subtracting earnings from equity-accounted entities in the convenience & mobility business (excluding Castrol) and gross margin for the retail fuels, EV charging, aviation, B2B and midstream businesses. bp believes it is helpful because this measure may help investors to understand and evaluate, in the same way as management, our progress against our strategic objectives of convenience growth. The nearest IFRS measure is RC profit before interest and tax for the customers & products segment. A reconciliation of RC profit before interest and tax for the customers & products segment to convenience gross margin is provided on page 33.
Convenience gross margin growth – convenience gross margin growth at constant foreign exchange is a non-IFRS measure. This metric requires a calculation of the comparative convenience gross margin ($ million) at current period foreign exchange rates (constant foreign exchange) and compares the current period value with the restated comparative period value, which results in the growth % at constant foreign exchange rates. bp believes the convenience gross margin growth at constant foreign exchange are useful measures because these measures may help investors to understand and evaluate, in the same way as management, our progress against our strategic objectives of redefining convenience. The nearest IFRS measure to convenience gross margin is RC profit before interest and tax for the customer & products segment.
Developed renewables to final investment decision (FID) – Total generating capacity for assets developed to FID by all entities where bp has an equity share (proportionate to equity share). If asset is subsequently sold bp will continue to record capacity as developed to FID. If bp equity share increases developed capacity to FID will increase proportionately to share increase for any assets where bp held equity at the point of FID.
Divestment proceeds are disposal proceeds as per the condensed group cash flow statement.
Effective tax rate (ETR) on replacement cost (RC) profit or loss is a non-IFRS measure. The ETR on RC profit or loss is calculated by dividing taxation on a RC basis by RC profit or loss before tax. Taxation on a RC basis for the group is calculated as taxation as stated on the group income statement adjusted for taxation on inventory holding gains and losses. Information on RC profit or loss is provided below. bp believes it is helpful to disclose the ETR on RC profit or loss because this measure excludes the impact of price changes on the replacement of inventories and allows for more meaningful comparisons between reporting periods. Taxation on a RC basis and ETR on RC profit or loss are non-IFRS measures. The nearest equivalent measure on an IFRS basis is the ETR on profit or loss for the period. A reconciliation to IFRS information is provided on page 34.
Electric vehicle charge points / EV charge points are defined as the number of connectors on a charging device, operated by either bp or a bp joint venture as adjusted to be reflective of bp’s accounting share of joint arrangements.
Fair value accounting effects are non-IFRS adjustments to our IFRS profit (loss). They reflect the difference between the way bp manages the economic exposure and internally measures performance of certain activities and the way those activities are measured under IFRS. Fair value accounting effects are included within adjusting items. They relate to certain of the group's commodity, interest rate and currency risk exposures as detailed below. Other than as noted below, the fair value accounting effects described are reported in both the gas & low carbon energy and customer & products segments.
bp uses derivative instruments to manage the economic exposure relating to inventories above normal operating requirements of crude oil, natural gas and petroleum products. Under IFRS, these inventories are recorded at historical cost. The related derivative instruments, however, are required to be recorded at fair value with gains and losses recognized in the income statement. This is because hedge accounting is either not permitted or not followed, principally due to the impracticality of effectiveness-testing requirements. Therefore, measurement differences in relation to recognition of gains and losses occur. Gains and losses on these inventories, other than net realizable value provisions, are not recognized until the commodity is sold in a subsequent accounting period. Gains and losses on the related derivative commodity contracts are recognized in the income statement, from the time the derivative commodity contract is entered into, on a fair value basis using forward prices consistent with the contract maturity.
bp enters into physical commodity contracts to meet certain business requirements, such as the purchase of crude for a refinery or the sale of bp’s gas production. Under IFRS these physical contracts are treated as derivatives and are required to be fair valued when they are managed as part of a larger portfolio of similar transactions. Gains and losses arising are recognized in the income statement from the time the derivative commodity contract is entered into.
IFRS require that inventory held for trading is recorded at its fair value using period-end spot prices, whereas any related derivative commodity instruments are required to be recorded at values based on forward prices consistent with the contract maturity. Depending on market conditions, these forward prices can be either higher or lower than spot prices, resulting in measurement differences.

Glossary (continued)
bp enters into contracts for pipelines and other transportation, storage capacity, oil and gas processing, liquefied natural gas (LNG) and certain gas and power contracts that, under IFRS, are recorded on an accruals basis. These contracts are risk-managed using a variety of derivative instruments that are fair valued under IFRS. This results in measurement differences in relation to recognition of gains and losses.
The way that bp manages the economic exposures described above, and measures performance internally, differs from the way these activities are measured under IFRS. bp calculates this difference for consolidated entities by comparing the IFRS result with management’s internal measure of performance. We believe that disclosing management’s estimate of this difference provides useful information for investors because it enables investors to see the economic effect of these activities as a whole.
These include:
•Under management’s internal measure of performance the inventory, transportation and capacity contracts in question are valued based on fair value using relevant forward prices prevailing at the end of the period.
•Fair value accounting effects also include changes in the fair value of the near-term portions of LNG contracts that fall within bp’s risk management framework. LNG contracts are not considered derivatives, because there is insufficient market liquidity, and they are therefore accrual accounted under IFRS. However, oil and natural gas derivative financial instruments used to risk manage the near-term portions of the LNG contracts are fair valued under IFRS. The fair value accounting effect, which is reported in the gas and low carbon energy segment, represents the change in value of LNG contacts that are being risk managed and which is reflected in the underlying result, but not in reported earnings. Management believes that this gives a better representation of performance in each period.
Furthermore, the fair values of derivative instruments used to risk manage certain other oil, gas, power and other contracts, are deferred to match with the underlying exposure. The commodity contracts for business requirements are accounted for on an accruals basis.
In addition, fair value accounting effects include changes in the fair value of derivatives entered into by the group to manage currency exposure and interest rate risks relating to hybrid bonds to their respective first call periods. The hybrid bonds which were issued on 17 June 2020 are classified as equity instruments and were recorded in the balance sheet at that date at their USD equivalent issued value. Under IFRS these equity instruments are not remeasured from period to period, and do not qualify for application of hedge accounting. The derivative instruments relating to the hybrid bonds, however, are required to be recorded at fair value with mark to market gains and losses recognized in the income statement. Therefore, measurement differences in relation to the recognition of gains and losses occur. The fair value accounting effect, which is reported in the other businesses & corporate segment, eliminates the fair value gains and losses of these derivative financial instruments that are recognized in the income statement. We believe that this gives a better representation of performance, by more appropriately reflecting the economic effect of these risk management activities, in each period.
Gas & low carbon energy segment comprises our gas and low carbon businesses. Our gas business includes regions with upstream activities that predominantly produce natural gas, integrated gas and power, and gas trading. Our low carbon business includes solar, offshore and onshore wind, hydrogen and CCS and power trading. Power trading includes trading of both renewable and non-renewable power.
Gearing and net debt are non-IFRS measures. Net debt is calculated as finance debt, as shown in the balance sheet, plus the fair value of associated derivative financial instruments that are used to hedge foreign currency exchange and interest rate risks relating to finance debt, for which hedge accounting is applied, less cash and cash equivalents. Net debt does not include accrued interest, which is reported within other receivables and other payables on the balance sheet and for which the associated cash flows are presented as operating cash flows in the group cash flow statement. Gearing is defined as the ratio of net debt to the total of net debt plus total equity. bp believes these measures provide useful information to investors. Net debt enables investors to see the economic effect of finance debt, related hedges and cash and cash equivalents in total. Gearing enables investors to see how significant net debt is relative to total equity. The derivatives are reported on the balance sheet within the headings ‘Derivative financial instruments’. The nearest equivalent measures on an IFRS basis are finance debt and finance debt ratio. A reconciliation of finance debt to net debt is provided on page 27.
We are unable to present reconciliations of forward-looking information for net debt or gearing to finance debt and total equity, because without unreasonable efforts, we are unable to forecast accurately certain adjusting items required to present a meaningful comparable IFRS forward-looking financial measure. These items include fair value asset (liability) of hedges related to finance debt and cash and cash equivalents, that are difficult to predict in advance in order to include in an IFRS estimate.
Gearing including leases and net debt including leases are non-IFRS measures. Net debt including leases is calculated as net debt plus lease liabilities, less the net amount of partner receivables and payables relating to leases entered into on behalf of joint operations. Gearing including leases is defined as the ratio of net debt including leases to the total of net debt including leases plus total equity. bp believes these measures provide useful information to investors as they enable investors to understand the impact of the group’s lease portfolio on net debt and gearing. The nearest equivalent measures on an IFRS basis are finance debt and finance debt ratio. A reconciliation of finance debt to net debt including leases is provided on page 30.
Green hydrogen – Hydrogen produced by electrolysis of water using renewable power.
Hydrocarbons – Liquids and natural gas. Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.
Hydrogen pipeline – Hydrogen projects which have not been developed to final investment decision (FID) but which have advanced to the concept development stage.

Glossary (continued)
Inorganic capital expenditure is a subset of capital expenditure on a cash basis and a non-IFRS measure. Inorganic capital expenditure comprises consideration in business combinations and certain other significant investments made by the group. It is reported on a cash basis. bp believes that this measure provides useful information as it allows investors to understand how bp’s management invests funds in projects which expand the group’s activities through acquisition. The nearest equivalent measure on an IFRS basis is capital expenditure on a cash basis. Further information and a reconciliation to IFRS information is provided on page 28.
Installed renewables capacity is bp's share of capacity for operating assets owned by entities where bp has an equity share.
Inventory holding gains and losses are non-IFRS adjustments to our IFRS profit (loss) and represent:
a.the difference between the cost of sales calculated using the replacement cost of inventory and the cost of sales calculated on the first-in first-out (FIFO) method after adjusting for any changes in provisions where the net realizable value of the inventory is lower than its cost. Under the FIFO method, which we use for IFRS reporting of inventories other than for trading inventories, the cost of inventory charged to the income statement is based on its historical cost of purchase or manufacture, rather than its replacement cost. In volatile energy markets, this can have a significant distorting effect on reported income. The amounts disclosed as inventory holding gains and losses represent the difference between the charge to the income statement for inventory on a FIFO basis (after adjusting for any related movements in net realizable value provisions) and the charge that would have arisen based on the replacement cost of inventory. For this purpose, the replacement cost of inventory is calculated using data from each operation’s production and manufacturing system, either on a monthly basis, or separately for each transaction where the system allows this approach; and
b.an adjustment relating to certain trading inventories that are not price risk managed which relate to a minimum inventory volume that is required to be held to maintain underlying business activities. This adjustment represents the movement in fair value of the inventories due to prices, on a grade by grade basis, during the period. This is calculated from each operation’s inventory management system on a monthly basis using the discrete monthly movement in market prices for these inventories.
The amounts disclosed are not separately reflected in the financial statements as a gain or loss. No adjustment is made in respect of the cost of inventories held as part of a trading position and certain other temporary inventory positions that are price risk-managed. See Replacement cost (RC) profit or loss definition below.
Liquids – Liquids comprises crude oil, condensate and natural gas liquids. For the oil production & operations segment, it also includes bitumen.
Major projects have a bp net investment of at least $250 million, or are considered to be of strategic importance to bp or of a high degree of complexity.
Operating cash flow is net cash provided by (used in) operating activities as stated in the condensed group cash flow statement.
Organic capital expenditure is a non-IFRS measure. Organic capital expenditure comprises capital expenditure on a cash basis less inorganic capital expenditure. bp believes that this measure provides useful information as it allows investors to understand how bp’s management invests funds in developing and maintaining the group’s assets. The nearest equivalent measure on an IFRS basis is capital expenditure on a cash basis and a reconciliation to IFRS information is provided on page 28.
We are unable to present reconciliations of forward-looking information for organic capital expenditure to total cash capital expenditure, because without unreasonable efforts, we are unable to forecast accurately the adjusting item, inorganic capital expenditure, that is difficult to predict in advance in order to derive the nearest IFRS estimate.
Production-sharing agreement/contract (PSA/PSC) is an arrangement through which an oil and gas company bears the risks and costs of exploration, development and production. In return, if exploration is successful, the oil company receives entitlement to variable physical volumes of hydrocarbons, representing recovery of the costs incurred and a stipulated share of the production remaining after such cost recovery.
Realizations are the result of dividing revenue generated from hydrocarbon sales, excluding revenue generated from purchases made for resale and royalty volumes, by revenue generating hydrocarbon production volumes. Revenue generating hydrocarbon production reflects the bp share of production as adjusted for any production which does not generate revenue. Adjustments may include losses due to shrinkage, amounts consumed during processing, and contractual or regulatory host committed volumes such as royalties. For the gas & low carbon energy and oil production & operations segments, realizations include transfers between businesses.
Refining availability represents Solomon Associates’ operational availability for bp-operated refineries, which is defined as the percentage of the year that a unit is available for processing after subtracting the annualized time lost due to turnaround activity and all planned mechanical, process and regulatory downtime.
The Refining marker margin (RMM) is the average of regional indicator margins weighted for bp’s crude refining capacity in each region. Each regional marker margin is based on product yields and a marker crude oil deemed appropriate for the region. The regional indicator margins may not be representative of the margins achieved by bp in any period because of bp’s particular refinery configurations and crude and product slate.
Renewables pipeline – Renewable projects satisfying the following criteria until the point they can be considered developed to final investment decision (FID): Site based projects that have obtained land exclusivity rights, or for power purchase agreement based projects an offer has been made to the counterparty, or for auction projects pre-qualification criteria has been met, or for acquisition projects post a binding offer being accepted.

Glossary (continued)
Replacement cost (RC) profit or loss / RC profit or loss attributable to bp shareholders reflects the replacement cost of inventories sold in the period and is calculated as profit or loss attributable to bp shareholders, adjusting for inventory holding gains and losses (net of tax). RC profit or loss for the group is not a recognized IFRS measure. bp believes this measure is useful to illustrate to investors the fact that crude oil and product prices can vary significantly from period to period and that the impact on our reported result under IFRS can be significant. Inventory holding gains and losses vary from period to period due to changes in prices as well as changes in underlying inventory levels. In order for investors to understand the operating performance of the group excluding the impact of price changes on the replacement of inventories, and to make comparisons of operating performance between reporting periods, bp’s management believes it is helpful to disclose this measure. The nearest equivalent measure on an IFRS basis is profit or loss attributable to bp shareholders. A reconciliation to IFRS information is provided on page 3. RC profit or loss before interest and tax is bp's measure of profit or loss that is required to be disclosed for each operating segment under IFRS.
Reported recordable injury frequency measures the number of reported work-related employee and contractor incidents that result in a fatality or injury per 200,000 hours worked. This represents reported incidents occurring within bp’s operational HSSE reporting boundary. That boundary includes bp’s own operated facilities and certain other locations or situations. Reported incidents are investigated throughout the year and as a result there may be changes in previously reported incidents. Therefore comparative movements are calculated against internal data reflecting the final outcomes of such investigations, rather than the previously reported comparative period, as this represents a more up to date reflection of the safety environment.
Reserves replacement ratio – the extent to which the year’s production has been replaced by proved reserves added to our reserve base. The ratio is expressed in oil-equivalent terms and includes changes resulting from discoveries, improved recovery and extensions and revisions to previous estimates, but excludes changes resulting from acquisitions and disposals.
Retail sites include sites operated by dealers, jobbers, franchisees or brand licensees or joint venture (JV) partners, under the bp brand. These may move to and from the bp brand as their fuel supply agreement or brand licence agreement expires and are renegotiated in the normal course of business. Retail sites are primarily branded bp, ARCO, Amoco, Aral, Thorntons and TravelCenters of America and also includes sites in India through our Jio-bp JV.
Return on average capital employed (ROACE) is a non-IFRS measure and is defined as underlying replacement cost profit, which is defined as profit or loss attributable to bp shareholders adjusted for inventory holding gains and losses, adjusting items and related taxation on inventory holding gains and losses and adjusting items total taxation, after adding back non-controlling interest and interest expense net of tax, divided by the average of the beginning and ending balances of total equity plus finance debt, excluding cash and cash equivalents and goodwill as presented on the group balance sheet over the periods presented. Interest expense before tax is finance costs as presented on the group income statement, excluding lease interest, the unwinding of the discount on provisions and other payables and other adjusting items reported in finance costs. bp believes it is helpful to disclose the ROACE because this measure gives an indication of the company's capital efficiency. The nearest IFRS measures of the numerator and denominator are profit or loss for the period attributable to bp shareholders and total equity respectively. The reconciliation of the numerator and denominator is provided on page 32.
Solomon availability – See Refining availability definition.
Strategic convenience sites are retail sites, within the bp portfolio, which sell bp-supplied vehicle energy (e.g. bp, Aral, Arco, Amoco, Thorntons, bp pulse, TA and PETRO) and either carry one of the strategic convenience brands (e.g. M&S, Rewe to Go) or a differentiated bp-controlled convenience offer. To be considered a strategic convenience site, the convenience offer should have a demonstrable level of differentiation in the market in which it operates. Strategic convenience site count includes sites under a pilot phase.
Surplus cash flow does not represent the residual cash flow available for discretionary expenditures. It is a non-IFRS financial measure that should be considered in addition to, not as a substitute for or superior to, net cash provided by operating activities, reported in accordance with IFRS. bp believes it is helpful to disclose the surplus cash flow because this measure forms part of bp's financial frame.
Surplus cash flow refers to the net surplus of sources of cash over uses of cash, after reaching the $35 billion net debt target. Sources of cash include net cash provided by operating activities, cash provided from investing activities and cash receipts relating to transactions involving non-controlling interests. Uses of cash include lease liability payments, payments on perpetual hybrid bond, dividends paid, cash capital expenditure, the cash cost of share buybacks to offset the dilution from vesting of awards under employee share schemes, cash payments relating to transactions involving non-controlling interests and currency translation differences relating to cash and cash equivalents as presented on the condensed group cash flow statement.
For the full year of 2022, the sources of cash includes other proceeds related to the proceeds from the disposal of a loan note related to the Alaska divestment. The cash was received in the fourth quarter 2021, was reported as a financing cash flow and was not included in other proceeds at the time due to potential recourse from the counterparty. The proceeds are being recognized as the potential recourse reduces. See page 30 for the components of our sources of cash and uses of cash.
Technical service contract (TSC) – Technical service contract is an arrangement through which an oil and gas company bears the risks and costs of exploration, development and production. In return, the oil and gas company receives entitlement to variable physical volumes of hydrocarbons, representing recovery of the costs incurred and a profit margin which reflects incremental production added to the oilfield.

Glossary (continued)
Tier 1 and tier 2 process safety events – Tier 1 events are losses of primary containment from a process of greatest consequence – causing harm to a member of the workforce, damage to equipment from a fire or explosion, a community impact or exceeding defined quantities. Tier 2 events are those of lesser consequence. These represent reported incidents occurring within bp’s operational HSSE reporting boundary. That boundary includes bp’s own operated facilities and certain other locations or situations. Reported process safety events are investigated throughout the year and as a result there may be changes in previously reported events. Therefore comparative movements are calculated against internal data reflecting the final outcomes of such investigations, rather than the previously reported comparative period, as this represents a more up to date reflection of the safety environment.
Transition growth engine(s) – means, as applicable, one or more of bp’s five transition growth engines which are bioenergy, convenience, EV charging, hydrogen and renewables and power. Bioenergy, convenience and EV charging are reported within the customers & products segment, and hydrogen and renewables and power are reported within the gas & low carbon energy segment.
Underlying effective tax rate (ETR) is a non-IFRS measure. The underlying ETR is calculated by dividing taxation on an underlying replacement cost (RC) basis by underlying RC profit or loss before tax. Taxation on an underlying RC basis for the group is calculated as taxation as stated on the group income statement adjusted for taxation on inventory holding gains and losses and total taxation on adjusting items. Information on underlying RC profit or loss is provided below. Taxation on an underlying RC basis presented for the operating segments is calculated through an allocation of taxation on an underlying RC basis to each segment. bp believes it is helpful to disclose the underlying ETR because this measure may help investors to understand and evaluate, in the same manner as management, the underlying trends in bp’s operational performance on a comparable basis, period on period. Taxation on an underlying RC basis and underlying ETR are non-IFRS measures. The nearest equivalent measure on an IFRS basis is the ETR on profit or loss for the period.
We are unable to present reconciliations of forward-looking information for underlying ETR to ETR on profit or loss for the period, because without unreasonable efforts, we are unable to forecast accurately certain adjusting items required to present a meaningful comparable IFRS forward-looking financial measure. These items include the taxation on inventory holding gains and losses and adjusting items, that are difficult to predict in advance in order to include in an IFRS estimate. A reconciliation to IFRS information is provided on page 34.
Underlying production – 2023 underlying production, when compared with 2022, is production after adjusting for acquisitions and divestments, curtailments, and entitlement impacts in our production-sharing agreements/contracts and technical service contract*.
Underlying RC profit or loss / underlying RC profit or loss attributable to bp shareholders is a non-IFRS measure and is RC profit or loss* (as defined on page 40) after excluding net adjusting items and related taxation. See page 29 for additional information on the adjusting items that are used to arrive at underlying RC profit or loss in order to enable a full understanding of the items and their financial impact.
Underlying RC profit or loss before interest and tax for the operating segments or customers & products businesses is calculated as RC profit or loss (as defined above) including profit or loss attributable to non-controlling interests before interest and tax for the operating segments and excluding net adjusting items for the respective operating segment or business.
bp believes that underlying RC profit or loss is a useful measure for investors because it is a measure closely tracked by management to evaluate bp’s operating performance and to make financial, strategic and operating decisions and because it may help investors to understand and evaluate, in the same manner as management, the underlying trends in bp’s operational performance on a comparable basis, period on period, by adjusting for the effects of these adjusting items. The nearest equivalent measure on an IFRS basis for the group is profit or loss attributable to bp shareholders. The nearest equivalent measure on an IFRS basis for segments and businesses is RC profit or loss before interest and taxation. A reconciliation to IFRS information is provided on page 3 for the group and pages 8-16 for the segments.
Underlying RC profit or loss per share / underlying RC profit or loss per ADS is a non-IFRS measure. Earnings per share is defined in Note 7. Underlying RC profit or loss per ordinary share is calculated using the same denominator as earnings per share as defined in the consolidated financial statements. The numerator used is underlying RC profit or loss attributable to bp shareholders rather than profit or loss attributable to bp shareholders. Underlying RC profit or loss per ADS is calculated as outlined above for underlying RC profit or loss per share except the denominator is adjusted to reflect one ADS equivalent to six ordinary shares. bp believes it is helpful to disclose the underlying RC profit or loss per ordinary share and per ADS because these measures may help investors to understand and evaluate, in the same manner as management, the underlying trends in bp’s operational performance on a comparable basis, period on period. The nearest equivalent measure on an IFRS basis is basic earnings per share based on profit or loss for the period attributable to bp shareholders. A reconciliation to IFRS information is provided on page 34.
upstream includes oil and natural gas field development and production within the gas & low carbon energy and oil production & operations segments.
upstream/hydrocarbon plant reliability (bp-operated) is calculated taking 100% less the ratio of total unplanned plant deferrals divided by installed production capacity, excluding non-operated assets and bpx energy. Unplanned plant deferrals are associated with the topside plant and where applicable the subsea equipment (excluding wells and reservoir). Unplanned plant deferrals include breakdowns, which does not include Gulf of Mexico weather related downtime.
upstream unit production costs are calculated as production cost divided by units of production. Production cost does not include ad valorem and severance taxes. Units of production are barrels for liquids and thousands of cubic feet for gas. Amounts disclosed are for bp subsidiaries only and do not include bp’s share of equity-accounted entities.
Trade marks
Trade marks of the bp group appear throughout this announcement. They include:
bp, Amoco, Aral, bp pulse, Castrol, PETRO, TA and Thorntons

Cautionary statement
In order to utilize the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 (the ‘PSLRA’) and the general doctrine of cautionary statements, bp is providing the following cautionary statement:
The discussion in this results announcement contains certain forecasts, projections and forward-looking statements - that is, statements related to future, not past events and circumstances - with respect to the financial condition, results of operations and businesses of bp and certain of the plans and objectives of bp with respect to these items. These statements may generally, but not always, be identified by the use of words such as ‘will’, ‘expects’, ‘is expected to’, ‘aims’, ‘should’, ‘may’, ‘objective’, ‘is likely to’, ‘intends’, ‘believes’, ‘anticipates’, ‘plans’, ‘we see’ or similar expressions.
In particular, the following, among other statements, are all forward looking in nature: plans, expectations and assumptions regarding oil and gas demand, supply, prices or volatility; expectations regarding reserves; expectations regarding production and volumes; expectations regarding bp’s customers & products business; expectations regarding margins; expectations regarding turnaround and maintenance activity; expectations regarding financial performance, results of operations and cash flows; expectations regarding future project start-ups; bp’s plans regarding transforming to an IEC; price assumptions used in accounting estimates; bp’s plans and expectations regarding the amount and timing of share buybacks and dividends; plans and expectations regarding bp’s credit rating, including in respect of maintaining a strong investment grade credit rating and targeting further improvements in credit metrics; plans and expectations regarding the allocation of surplus cash flow to share buybacks and strengthening the balance sheet; plans and expectations with respect to the total depreciation, depletion and amortization and the other businesses & corporate underlying annual charge for 2024; plans and expectations regarding LNG sales; plans and expectations regarding investments, collaborations and partnerships in electric vehicle (EV) charging infrastructure and generative artificial intelligence; plans and expectations related to bp’s transition growth engines, including expected capital expenditures; expectations relating to bp’s development of its wind pipeline, including pursuit of US offshore wind opportunities; plans and expectations regarding the amount or timing of payments related to divestment and other proceeds, and the timing, quantum and nature of certain acquisitions and divestments; expectations regarding the underlying effective tax rate for 2024, exposure to Pillar Two income taxes and the tax impacts of UK regulations, including the UK Energy Profits Levy and the reduction in the authorized surplus payments charge applicable to defined benefit pension schemes; expectations regarding the timing and amount of future payments relating to the Gulf of Mexico oil spill; plans and expectations regarding capital expenditure for 2024; expectations regarding greenhouse gas emissions; expectations regarding legal proceedings, including those related to the Louisiana coastal restoration and climate change; plans and expectations regarding bp-operated projects and ventures, and its projects, joint ventures, partnerships and agreements with commercial entities and other third party partners, including expectations related to the restructuring of the Atlantic LNG joint venture.
By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future and are outside the control of bp.
Actual results or outcomes, may differ materially from those expressed in such statements, depending on a variety of factors, including: the extent and duration of the impact of current market conditions including the volatility of oil prices, the effects of bp’s plan to exit its shareholding in Rosneft and other investments in Russia, overall global economic and business conditions impacting bp’s business and demand for bp’s products as well as the specific factors identified in the discussions accompanying such forward-looking statements; changes in consumer preferences and societal expectations; the pace of development and adoption of alternative energy solutions; developments in policy, law, regulation, technology and markets, including societal and investor sentiment related to the issue of climate change; the receipt of relevant third party and/or regulatory approvals; the timing and level of maintenance and/or turnaround activity; the timing and volume of refinery additions and outages; the timing of bringing new fields onstream; the timing, quantum and nature of certain acquisitions and divestments; future levels of industry product supply, demand and pricing, including supply growth in North America and continued base oil and additive supply shortages; OPEC+ quota restrictions; PSA and TSC effects; operational and safety problems; potential lapses in product quality; economic and financial market conditions generally or in various countries and regions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations and policies, including related to climate change; changes in social attitudes and customer preferences; regulatory or legal actions including the types of enforcement action pursued and the nature of remedies sought or imposed; the actions of prosecutors, regulatory authorities and courts; delays in the processes for resolving claims; amounts ultimately payable and timing of payments relating to the Gulf of Mexico oil spill; exchange rate fluctuations; development and use of new technology; recruitment and retention of a skilled workforce; the success or otherwise of partnering; the actions of competitors, trading partners, contractors, subcontractors, creditors, rating agencies and others; bp’s access to future credit resources; business disruption and crisis management; the impact on bp’s reputation of ethical misconduct and non-compliance with regulatory obligations; trading losses; major uninsured losses; the possibility that international sanctions or other steps taken by competent authorities or any other relevant persons may impact bp’s ability to sell its interests in Rosneft, or the price for which it could sell such interests; the actions of contractors; natural disasters and adverse weather conditions; changes in public expectations and other changes to business conditions; wars and acts of terrorism; cyber-attacks or sabotage; and those factors discussed under “Principal risks and uncertainties” in bp’s Report on Form 6-K regarding results for the six-month period ended 30 June 2023 as filed with the US Securities and Exchange Commission (the “SEC”) as well as those factors discussed under “Risk factors” in bp’s Annual Report and Form 20-F for fiscal year 2022 as filed with the SEC.

The following table shows the unaudited consolidated capitalization and indebtedness of the BP group as of 31 December 2023:
Capitalization and indebtedness

31 December
$ million	2023
Share capital and reserves
Capital shares (1-2)	4,496
Paid-in surplus (3)	16,311
Merger reserve (3)	27,206
Treasury shares	(11,323)
Investments in equity instruments	38
Cash flow hedge reserve	319
Costs of hedging reserve	(183)
Foreign currency translation reserve	(1,920)
Profit and loss account	35,339
BP shareholders' equity	70,283
Hybrid bonds	13,566
Other interest	1,644
Equity attributable to non-controlling interests	15,210
Total equity	85,493

Finance debt and lease liabilities (4-6)
Lease liabilities due within one year	2,650
Finance debt due within one year	3,284
Lease liabilities due after more than one year	8,471
Finance debt due after more than one year	48,670
Total finance debt and lease liabilities	63,075
Total (7)(8)	148,568
1.Issued share capital as of 31 December 2023 comprised 17,174,461,587 ordinary shares, par value US$0.25 per share, and 12,706,252 preference shares, par value £1 per share. This excludes 726,338,898 ordinary shares which have been bought back and are held in treasury by BP. These shares are not taken into consideration in relation to the payment of dividends and voting at shareholders’ meetings.
2.Capital shares represent the ordinary and preference shares of BP which have been issued and are fully paid.
3.Paid-in surplus and merger reserve represent additional paid-in capital of BP which cannot normally be returned to shareholders.
4.Finance debt and lease liabilities recorded in currencies other than US dollars has been translated into US dollars at the relevant exchange rates existing on 31 December 2023.
5.Finance debt and lease liabilities presented in the table above consists of borrowings and obligations under leases. This includes one hundred percent of lease liabilities for joint operations where BP is the only party with the legal obligation to make lease payments to the lessor. Other contractual obligations are not presented in the table above – see BP Annual Report and Form 20-F 2022 – Liquidity and capital resources for further information.
6.At 31 December 2023, the parent company, BP p.l.c. had issued guarantees totalling $50,633 million relating to group finance debt issued by subsidiaries. Thus 97% of the group’s finance debt had been guaranteed by BP p.l.c. In addition, BP p.l.c. guarantees $11.9 billion of perpetual subordinated hybrid bonds issued by a subsidiary. At 31 December 2023, $206 million of finance debt was secured by the pledging of assets. The remainder of finance debt was unsecured.
7.At 31 December 2023, the group had issued third-party guarantees under which amounts outstanding, incremental to amounts recognized on the group balance sheet, were $1,609 million in respect of the borrowings of equity-accounted entities and $527 million in respect of the borrowings of other third parties.
8.Total capitalisation and indebtedness includes non-controlling interests of $15,210 million at 31 December 2023 which includes $12.0 billion related to perpetual hybrid bonds issued on 17 June 2020 and $1.5 billion related to perpetual subordinated hybrid securities issued by a group subsidiary since the second half of 2021.
9.There has been no material change since 31 December 2023 in the consolidated capitalization and indebtedness of BP.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated:	6 February 2024	/s/ BEN MATHEWS
Ben J. S. Mathews
Company Secretary